Total # of Pages: 73
Total # of Exhibits: 1
Exhibit Index: p. 2

000001

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P.E. 6/1/04

RECD S.E.C.
JUN - 4 2004
1086

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2004

Commission File Number: 0-29150

04031870

Randgold & Exploration Company Limited
(Translation of registrant's name into English)

PROCESSED
JUN 07 2004
THOMSON FINANCIAL

28 Harrison Street, Johannesburg, South Africa, 2001
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F **X** Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): **X**

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached to the Registrant's Form 6-K Filing for the month of June 2004, and incorporated by reference herein, is:

Exhibit No.	Description	Page
1.	Randgold & Exploration Company Limited's Annual Report for the Year ended December 31, 2003.	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD & EXPLORATION COMPANY LIMITED

By: Consolidated Mining Management Services Limited, its Company Secretary

By: ______________________
M.A. Eloff
Company Secretary

Dated: June 3, 2004

Exhibit 1

Annual Report 2003

000005

RANDGOLD

Contents

RANDGOLD

Registration number 1992/005642/06

("Randgold & Exploration" or "the Company")



000007

Corporate profile

Randgold & Exploration was established in 1992 to take over the gold interests of Rand Mines Limited, South Africa's oldest mining house. In August 1994, shareholders appointed a new management team with the intention of rationalising and strengthening the Company's interests.

Randgold & Exploration's principal investments are in Randgold Resources Limited ("Randgold Resources") and Minrico Limited ("Minrico"). Minrico was formed to manage and turn to account both its own and other companies' portfolios of South African mineral rights and is currently being developed into a fully fledged exploration business. Randgold & Exploration also has interests in a number of other South African gold mining companies.

The Company's primary listing is on the JSE Securities Exchange South Africa ("the JSE") and has a Level II listing on the Nasdaq Stock Market.

"One of the few independent South African mining companies"

Chairman's statement



Randgold & Exploration never ceases to amaze. After the Company's planned near demise, after having attained its initial objectives, it continued the previous year's excellent performance. Not only was there a substantial increase in cash resources which allowed the elimination of debt, but also a sterling performance on the equity markets in both South Africa and the United States of America.

As predicted in last year's Chairman's Statement, the gold price reached levels above US$400 per ounce and appears likely to retain these multi-year highs during 2004. The Rand, however, strengthened and has traded in a range between R6,50 and R8,50 to the US$. It is our view that while gold and Rand strength has been more about US$ weakness, there is potential for gold to outperform other investments because of heightened security concerns around the globe.

Randgold Resources has continued to produce excellent results with profits for 2003 exceeding US$47 million. This strong performance resulted in an increase in cash resources to more than US$100 million by the end of 2003. The Group disposed of 2,5 million of its shares in Randgold Resources during the year to take advantage of the excellent share price performance of Randgold Resources. This placed Randgold & Exploration in a position to repay all of its loans including R32 million from Consolidated Mining Management Services Limited and the balance of a R40 million loan from ABSA. The sale of the shares reduced the Group's equity in Randgold Resources to 42,9%.

During the second half of the year the Company further reduced its shareholding in Randgold Resources to 36,86%.



000009

Randgold Resources has recently announced the go-ahead for the development of its Loulo project in Mali. The first gold production is forecast for July 2005.

The decision to develop Randgold & Exploration into a mining business in its own right gained momentum with the Phikoloso Mining (Pty) Limited ("Phikoloso") empowerment transaction. In the latter half of the year 8,8 million new ordinary shares valued at R268 million were issued to Phikoloso in return for the transfer of Phikoloso's investments to Randgold & Exploration. These assets included shares in Anglo American Platinum Corporation Limited ("Anglo Platinum"), Harmony Gold Mining Company Limited ("Harmony") and The Afrikander Lease Limited ("Afrikander Lease"). This transaction brought on board several new and talented participants in the form of Chris Nissen, Brenda Madumise and Lunga Ncwana.

In another empowerment transaction reported last year, Randgold & Exploration concluded a deal with Marothodi Resources Limited ("Marothodi") whereby Marothodi acquired a 26% stake in Minrico, Randgold & Exploration's mineral rights management company. Minrico is being developed into a fully fledged exploration business.

Minrico continues its search for suitable partners to develop its mineral rights portfolio. As reported in our previous annual report, Minrico has two platinum joint ventures, one with Pan Palladium South Africa (Pty) Limited ("Pan Palladium") in the northern Bushveld and the other with Eurasia plc on Doornbosch in the eastern Bushveld. Minrico is also negotiating a joint venture to explore a part of its diamond portfolio and in addition is considering dimension stone and other base mineral opportunities.

A scheme of arrangement with Free State Development and Investment Corporation Limited ("FSD") whereby Randgold & Exploration acquired 55,1% of FSD, which holds various mineral rights and participation rights including royalties in a number of properties that formed part of prior exchange agreements with other mining companies, for the issue of 1,5 million new Randgold & Exploration shares, was concluded in December 2003. These mineral rights enhance Randgold & Exploration's portfolio of mineral rights that are managed by Minrico.

Randgold & Exploration has underwritten the planned rights offer of Afrikander Lease, and provided that all the options are exercised by the Company, Randgold & Exploration will become a substantial shareholder in Afrikander Lease. It is our view that Afrikander Lease

"Fuelled by a powerful performance from Randgold Resources"

Chairman's statement

Gold price in Rand


ZAR
105000
100000
95000
90000
85000
80000
75000
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sept
Oct
Nov
Dec

Gold price in US$


US$
420
410
400
390
380
370
360
350
340
330
320
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sept
Oct
Nov
Dec



has vast potential locked up in its undeveloped gold reserves as well as its uranium assets.

Randgold & Exploration's performance as an investment vehicle on the equity markets during the year under review was welcomed by investors. The share price increased by 60% from R23,50 at 2 January 2003 to close at R37,75 at 31 December 2003. This performance won Randgold & Exploration a place among the top ten performers on the JSE in 2003. This has been the second year running that the counter was one of the JSE's top performers.

Randgold Resources' entry into the FTSE 250 Index resulted in index tracker funds increasing their exposure to Randgold Resources and increasing the share's liquidity. The American investor has discovered these companies on the Nasdaq Stock Market and interest in both Randgold & Exploration's and Randgold Resources American Depository Receipt programmes in the United States of America are increasing due to the strong gold price and both companies' continued strong results. These developments will increase Randgold & Exploration's capital raising abilities tremendously should this be required.

The Group continues to pursue new opportunities for growth in terms of its stated intention of becoming an active mining corporation.

The board composition changed during the year and I welcome Lunga Ncwana, head of Itsuseng Investments (Pty) Limited, Chris Nissen, head of New Line Investments 120 (Pty) Limited and Chairman of the Cape Chamber of Commerce, Advocate Brenda Madumise, head of the women's empowerment group Khomelela Investments (Pty) Limited, Gordon Miller, former vice-president of Placer Dome Inc. and Brett Kebble, Chief Executive of JCI Limited to the board. Grant Fisher resigned as a director during the past year.

I wish to acknowledge the contribution of my fellow directors who bring a valuable mix of wisdom and insight to the boardroom and I thank the staff at head office for their dedication and commitment.

ROGER KEBBLE

Non-executive Chairman

21 April 2004
Johannesburg, South Africa

"Continuing strong growth of Randgold Resources"

Review of operations


BOTSWANA
LEGEND
Mineral leases
Ground under option for base metals
Ground available for Exploration
ZIZA MINERAL RIGHT HOLDINGS
IN THE NORTHERN CAPE
EMERGED RAILWAY PROPERTIES (PVT) LTD

Location of the Ziza mineral rights



000013

Minrico

Following a concept started in 1993, Minrico was incorporated as a 100% subsidiary of Randgold & Exploration in 1999, and by 2002 Randgold & Exploration had developed Minrico to a level where it was able to sell its services to third parties including North American and Australian Juniors who were looking for exploration opportunities in South Africa.

Minrico continues to operate as a mineral rights management company. With the introduction of Marathodi (an empowerment company) in 2003 as a 26% shareholder, Minrico has progressed towards full compliance under the recently established mining industry charter. In terms of an agreement with Randgold & Exploration, Minrico will have the exclusive right to manage, prospect and deal in the Company's mineral rights and will be in a highly competitive position to drive those rights up the value curve. Under the impending Mineral and Petroleum Resources Development Act ("the MPRD Act") the preferential opportunities available to Minrico through this arrangement with Randgold & Exploration will give Minrico a substantial mineral rights base on which to develop and build its strategy.

Marothodi has been tasked with presenting the Group's growth strategy to interested parties particularly those with empowerment aspirations.

The impending promulgation of the MPRD Act has resulted in a flurry of activity within the South African mineral rights business. Mining companies are attempting to secure positions in order that, once the MPRD Act is implemented, those companies are in control of the mineral rights to progress their business further. Randgold & Exploration, with its large portfolio of mineral rights, is well positioned to take full advantage of the provisions of the MPRD Act and, in particular, has been active in placing properties which have become available, with exploration companies. Whilst much of the mineral rights portfolio, placed with Rio Tinto Mining and Exploration Company Limited, has been returned to Randgold & Exploration, Minrico has been able to find alternative prospectors for most of these rights. It is Minrico's intention to secure a participatory right through joint ventures and the issue of equity in these exploration programmes, where at least a 25% fully participating right is envisaged.

Diamonds

Minrico also continues to manage the South African mineral rights portfolio of Ziza Limited and negotiations to secure prospecting rights over their portfolio in the northern Cape are close to finalisation. Minrico earns a fee on the placing of these rights.

Base minerals

Minrico is about to commence bulk sampling of an industrial mineral deposit in KwaZulu-Natal, having completed a market analysis of the product. It is anticipated that Minrico will be in a position to decide whether to develop the project within the next six months. In addition, a number of smaller projects are currently being evaluated, which include base mineral and dimension stone opportunities.

Review of operations


ZIMBABWE
MR
MS
MT
MU
LQ
LR
LS
LT
LU
KO
KP
KQ
KR
KS
KT
KU
JO
JP
JQ
JR
JS
JT
JU
IO
IP
IQ
IR
IS
IT
IU
SWAZILAND
HO
HP
HS
HT
HU
NATAL
NORTHERN, NORTH WESTERN, GAUTENG
AND MPUMALANGA PROVINCES
SHOWING THE
MINERAL RIGHTS HOLDINGS
AND NON – WITWATERSRAND GOLD OCCURRENCES
ALLUVIAL DIAMOND FIELDS AND KNOWN KIMBERLITE OCCURRENCES
LOCALITY PLAN – RGMH PROJECTS

Randgold & Exploration mineral rights



000015

Platinum
Our joint venture partner, Pan Palladium, has continued their drilling programme in the northern limb of the Bushveld complex, a major source of platinum mineralisation in South Africa, and encouraging results warrant further exploration. On the Doornbosch platinum property where Randgold & Exploration has a joint venture with Eurasia plc, on the eastern limb of the Bushveld complex, the prospecting application has reached an advanced stage and, notwithstanding many delays to date, Minrico anticipates that the application will be successful in the near future.

Randgold Resources

The continued success of the Group's associate company, Randgold Resources, during 2003 has ensured that value continues to be delivered to the shareholders. During the year under review, the appreciating US$ gold price, together with the consistently good performance from the Morila Gold Mine, translated into a US$47.5 million net profit for Randgold Resources. Approval has been given for the development of the Loulo project in Mali and first production of gold is forecast for July 2005. The decision to list Randgold Resources on the Nasdaq Stock Market in 2002 and its entry into the FTSE 250 index in 2003 resulted in the index tracking funds increasing their exposure in Randgold Resources.

As Randgold Resources' free float increased to the 55% level, the FTSE committee increased Randgold Resources' investability weighting from 50% to 75%.

A strategic decision was taken to dispose of 2,5 million Randgold Resources shares during 2003 to take advantage of the excellent share performance of Randgold Resources, thereby reducing the Group's investment in Randgold Resources from 48,12% to 42,9%. The proceeds were utilised to fund new projects in the Group and to pay off its existing loans, including the loan from Consolidated Mining Management Services Limited and the loan from ABSA.

New developments

On 28 July 2003, Randgold & Exploration entered into a partnership with Phikoloso which will enhance Randgold & Exploration's strategic empowerment partnership. Randgold & Exploration issued 8,8 million new ordinary shares, to Phikoloso in exchange for the total issued share capital of and all the shareholder claims on loan accounts against Viking Pony Properties 359 (Pty) Limited ("Viking Pony"). Viking Pony held 235 000 Anglo Platinum shares, 315 000 Harmony shares and 7,3 million Afrikander Lease shares. In addition, it owns 75% of Kabusha Mining and Finance (Pty) Limited ("Kabusha Mining and Finance"), which in turn holds 22,5 million shares in Afrikander Lease. This transaction will form the foundation from which Randgold & Exploration will drive the development of a new exploration and mining company.

On 22 December 2003, Randgold & Exploration acquired 55,1% in FSD, which holds mineral and mining participation rights, certain of which are the subject of prospecting agreements with various mining companies. The other 44,9% in FSD is held by JCI Limited.

FSD holds royalties in a number of properties that formed part of prior exchange agreements with other mining companies. FSD's listing on the JSE and LSE was terminated. The mineral rights of FSD combined with those of Randgold & Exploration will create an enhanced mineral rights portfolio more suitably placed to meet the requirements of the MPRD Act through Minrico, which is aligned with the principles of the MPRD Act and the South African Mining Charter.

Group structure



55,1%
Free State Development and Investment Corporation Ltd
100%
Southern Holdings Ltd
Palmietfontein Mining Ventures (Pty) Ltd
100%
74%
Minrico Ltd
Doornrivier Minerals Ltd *
Bentonite Nominees Ltd *
Corgroup (Neptune) Investments Ltd *
Randgold Prospecting and Mineral Holdings Ltd
Rand Mines Lands Ltd *
Continental Base Metal Mining Company (Pty) Ltd *
First Wesgold Mining (Pty) Ltd
Pan African Exploration Syndicate (Pty) Ltd *
Randgold Resources (Holdings) Ltd
Randgold Finance (BVI) Ltd *
Viking Pony Properties 359 (Pty) Ltd
36,86%
75%
Versatex Trading 446 (Pty) Ltd *

* Dormant company

Net fair asset value statement

at 31 December 2003

000017

	Shares held	Percentage held	Fair value 31 Dec 2003 R000
LISTED INVESTMENTS			
The Afrikander Lease Limited	7 300 000	3,46	23 724
Anglo American Platinum Corporation Limited	235 000	0,11	68 503
Durban Roodepoort Deep, Limited	500 000	0,23	10 300
Harmony Gold Mining Company Limited	315 000	0,12	34 178
JCI Limited	55 867 389	2,67	43 577
Kelgran Limited	2 321 115	2,47	255
Simmer and Jack Mines Limited	40 000 000	18,57	9 600
Western Areas Limited	4 042 500	3,84	167 764
Randgold Resources Limited	10 785 000	36,86	1 986 970
			2 344 871
OTHER ASSETS			339 760
Current assets			14 668
Property, mineral rights and prospecting permits			97 658
Afrikander Lease shares in Kabusha Mining & Finance (75% attributable)			54 944
Other long-term assets (Group's holding)			172 490
LIABILITIES			(104 576)
NET ASSETS			2 580 055
Shares in issue (000)			55 281
Net fair asset value per share (cents)			4 667

The net fair asset value on 16 March 2004 was 3 305 cents per share in issue.

Group financial review

for the year ended 2003

R000	At 31 Dec 2003	At 31 Dec 2002	At 31 Dec 2001	At 31 Dec 2000	At 31 Dec 1999	At 31 Mar 1999	At 31 Mar 1998
INCOME STATEMENTS							
Gold sales	–	404 064	709 440	450 705	213 566	309 168	298 521
Profit/(loss) before items below	–	239 479	220 071	41 033	(51 514)	4 485	(40 454)
Equity income from associate	**166 351**	285 627	–	–	–	–	–
Cancellation of management contracts	–	–	–	–	–	–	5 299
Profit on sale of interest in Morila	–	–	–	867 630	–	–	–
Profit/(loss) on sale of subsidiaries	–	–	–	–	6 021	(52 177)	56 079
Profit on sale of shares in associate	**241 429**	–	–	–	–	–	–
Profit on sale of property, mineral rights and prospecting permits	–	–	–	–	–	58 320	–
Loss on sale of investments	**(34 151)**	(1 493)	(11 386)	–	(7 774)	(49 040)	(146 711)
Interest and dividends received	**9 357**	3 766	18 924	17 666	4 863	10 416	22 886
Interest paid	**(6 447)**	(36 026)	(64 217)	(114 952)	(24 346)	(35 219)	(29 465)
Preference dividends paid	–	–	–	–	–	(5 350)	(7 602)
Cash profit/(loss) before exploration	**376 539**	491 353	163 392	811 377	(72 750)	(68 565)	(139 968)
Net exploration and corporate expenditure	**(27 972)**	(63 121)	(82 099)	(106 696)	(36 997)	(80 686)	(75 298)
Exploration and corporate expenditure	**(27 972)**	(63 121)	(83 157)	(107 678)	(37 689)	(85 867)	(86 617)
Exploration expenditure recovered	–	–	1 058	982	692	5 181	11 319
Cash profit/(loss)	**348 567**	428 232	81 293	704 681	(109 747)	(149 251)	(215 266)
Non-cash items	**(142 472)**	(4 340)	(95 582)	(634 921)	(428 154)	(153 160)	(193 472)
Depreciation and amortisation	**(994)**	(42 009)	(66 808)	(84 995)	(106 328)	(119 910)	(102 119)
Impairment of goodwill	**(24 398)**	–	–	–	–	–	–
Foreign exchange differences	**(132 067)**	56 401	(79 169)	(19 922)	(3 108)	(16 053)	–
Deferred interest	–	(4 112)	(9 942)	(11 527)	(14 571)	(15 449)	(9 032)
Additional provision for post-retirement benefits	**(6 670)**	1 077	(25 729)	2 010	2 367	–	(31 725)
Impairment write-down – Syama assets	–	–	–	(541 852)	(277 155)	–	–
Equity losses	–	–	–	–	–	–	(32 927)
Net sundry revenue/ (expenses)	**21 657**	(14 111)	87 055	23 442	(27 981)	–	(16 260)
Rehabilitation provision	–	(1 586)	(989)	(2 077)	(1 378)	(1 748)	(1 409)
Profit/(loss) before taxation	**206 095**	423 892	(14 289)	69 760	(537 901)	(302 411)	(408 738)
Taxation	**(29 593)**	–	(1 016)	(2 511)	(1 568)	(9 428)	3 146
Profit/(loss) after taxation	**176 502**	423 892	(15 305)	67 249	(539 469)	(311 839)	(405 592)
Minority interest	**702**	(38 594)	(54 747)	(48 214)	212 765	103 065	67 487
Net profit/(loss)	**177 204**	385 298	(70 052)	19 035	(326 704)	(208 774)	(338 105)

Group financial review

for the year ended 2003

000019

R000	At 31 Dec 2003	At 31 Dec 2002	At 31 Dec 2001	At 31 Dec 2000	At 31 Dec 1999	At 31 Mar 1999	At 31 Mar 1998
BALANCE SHEETS							
Assets							
Current assets	**14 668**	28 222	461 708	755 289	314 913	378 290	306 031
Property, mineral rights and prospecting permits	**79 133**	14 713	115 948	61 980	3 535	3 698	1 397
Mining assets	**–**	–	835 822	520 547	837 628	780 366	825 259
Other assets	**200 871**	159	28 420	4 357	6 503	101 162	93 327
Investments	**431 209**	150 028	105 482	46 763	115 599	141 683	117 892
Investment in associate	**432 339**	495 798	–	–	–	–	–
Total assets	**1 158 220**	688 920	1 547 380	1 388 936	1 278 178	1 405 199	1 343 906
Liabilities and shareholders' equity							
Current liabilities	**45 906**	89 291	405 920	650 552	618 218	209 048	184 710
Long-term loans	**–**	–	684 621	334 150	393 997	427 062	273 449
Provision for environmental rehabilitation	**–**	–	51 993	27 422	10 550	9 362	11 901
Provision for post-retirement benefits	**58 670**	52 000	53 077	27 348	29 358	31 725	31 725
Loans from outside shareholders in subsidiaries	**–**	–	259 044	168 793	147 836	122 951	86 428
Deferred liabilities/ revenue on financial instruments	**–**	–	29 375	11 110	49 081	–	–
Deferred taxation	**–**	–	–	–	–	1 550	10 351
Total liabilities	**104 576**	141 291	1 484 030	1 219 375	1 249 040	801 698	598 564
Interest of outside shareholders in subsidiaries	**31 975**	–	(100 722)	129 667	41 800	292 678	370 566
Total shareholders' equity	**1 021 669**	547 629	164 072	39 894	(12 662)	310 823	374 776
Total liabilities and shareholders' equity	**1 158 220**	688 920	1 547 380	1 388 936	1 278 178	1 405 199	1 343 906
Ordinary share performance							
Ordinary shares on which net fair value is based (000)	**55 281**	43 696	41 702	41 437	41 394	41 375	41 373
Net fair asset value per ordinary share (cents)	**4 667**	4 057	1 838	516	837	1 209	783

Corporate governance

1 Introduction

With the introduction of the King II Report in March 2002 there has been a shift to include economic, social and environmental reporting. Randgold & Exploration therefore believes that by adopting sound corporate governance principles, this will lead to enhanced organisational performance and will deliver value to our stakeholders.

The board of directors are aware of the duties, responsibilities and liabilities which have been imposed on them as directors under both common and statutory law in South Africa, the JSE, as well as the requirements of the Sarbanes-Oxley Act which applies to foreign registrants such as the Company.

2 Board of directors

The board comprises three executive and five non-executive directors, two of whom are regarded as independent non-executive directors.

The board reserves the right to provide strategic direction to the company to the benefit of its stakeholders. The board meets regularly and on such other occasion as deemed necessary and at such meetings a formal schedule of matters is reserved for its consideration.

The board recognises its responsibility to retain full and effective control over the Company. The board also authorises acquisitions, disposals and other material matters reserved for its consideration.

The board further reviews practices for the monitoring of senior management and the board will continue reviewing terms of references for the various sub-committees of the board.

Subsequent to year-end, a nomination committee has been appointed to make recommendations to the board on new appointments. The members of this committee are:

RAR Kebble (Chairman)
MB Madumise
LR Ncwana

All directors are subject to retirement by rotation and re-election by shareholders in accordance with Randgold & Exploration's Articles of Association. In addition, all directors are subject to re-election by shareholders at the first annual general meeting following their appointment.

The current board is categorised as follows:

Executive directors, being individuals involved in the day-to-day management of the Company, namely:

RB Kebble (Chief Executive Officer)
HC Buitendag (Financial Director)
GT Miller (Executive Director)

Non-executive directors, being individuals not involved in the day-to-day management of the Company, namely:

RAR Kebble (Non-executive Chairman)
D Ashworth
LR Ncwana

With effect from 18 November 2003, the role of Chief Executive Officer and Chairman was separated with the appointment of Mr RB Kebble as CEO to the Company, and Mr RAR Kebble was appointed non-executive Chairman to the Company.

The board is aware that the King Report II recommends that the Chairman should be independent, but due to Mr RAR Kebble's vast knowledge and experience within the Group and the



000021

value that he brings to the Company, it has been approved by the board that he remains Chairman in a non-executive capacity.

Independent non-executive directors, being individuals not involved in the day-to-day management of the company and who are not full-time salaried employees, namely:

MB Madumise
AC Nissen

The board met on five separate occasions during the financial year. The board schedules to meet at least four times per annum.

Meetings attended – 2003

	31 Jan	5 Jun	7 Aug Strategic planning	13 Aug	18 Nov
D Ashworth	√	√*	A	A	√*
HC Buitendag	√*	√	√	√	√
G Fischer	√	√	N	N	N
RAR Kebble	√	√	√	√	√
RB Kebble	N	N	√	√	√
MB Madumise	N	N	√	√	√
GT Miller	N	N	N	N	√
LR Ncwana	N	N	√	√	√
AC Nissen	N	N	A	A	√*

Notes:
√ – Present * – By telephone A – Absent with apologies N – Not a director at that date

3 Details of directors

Roger Ainsley Ralph Kebble (64)
(Non-executive Chairman)
MDP, EDP (Unisa)
Date of appointment: 5 March 1998

Roger Kebble has 16 years' gold mining experience followed by 18 years in allied industries in the private sector. He is Chairman of Stilfontein Gold Mining Company Limited, Randgold Resources, Simmer and Jack Mines, Limited and JCI Limited. He is also a non-executive director of Western Areas Limited.

David Ashworth (60)
(Non-executive director and member of both the audit and remuneration committees)
CA(SA)
Date of appointment: 29 September 1992

David Ashworth is a chartered accountant with 25 years' experience in the mining industry. He served as financial executive with the Rand Mines Group and was also the finance director of Randgold Resources until his retirement in 2002.

Hendrik Christoffel Buitendag (55)
(Financial Director)
BCom CA(SA)
Date of appointment: 1 March 2000

Hennie Buitendag is a chartered accountant and is a director of various companies including Matodzi Resources Limited, Stilfontein Gold Mining Company Limited, Simmer and Jack Mines Limited, JCI Limited and Zarara Energy Limited.

Roger Brett Kebble (40)
(Chief Executive Officer)
BA (Pol Sci) (UCT), BA LLB (UCT)
Date of appointment: 24 July 2003

Brett Kebble is a director of various listed companies including JCI Limited, Matodzi Resources Limited, Western Areas Limited and Stilfontein Gold Mining Company Limited.

Corporate governance

Motsehoa Brenda Madumise (39)
(Independent non-executive director, Chairman of the audit committee and member of remuneration committee)
BProc LLB, MBA, Dip International Trade Law
Date of appointment: 24 July 2003

Brenda Madumise is a non-practising advocate with vast business experience and is also a director of a number of private companies including Khomelela Investment (Pty) Limited.

Gordon Trevlyn Miller (42)
(Executive director)
PR Eng, NHD Metalliferous Mining, PMD UCT, SMP (Henley)
Date of appointment: 18 November 2003

Gordon Miller has had 22 years' experience in the gold mining industry having occupied senior executive management positions both locally and abroad. He is a member of the South African Institute of Mining and Metallurgy and registered as a professional engineer. Gordon is a former vice-president of Placer Dome Inc., where he held executive positions in Canada and Western Australia. He is also a director of Stilfontein Gold Mining Company Limited and Western Areas Limited.

Lunga Raymond Ncwana (27)
(Non-executive director and member of the remuneration committee)
Date of appointment: 24 July 2003

Lunga Ncwana is a former ANC Youth League official where he served until 1999. Since then he has played a key role in various Black Economic Empowerment transactions, including the acquisition of 70% of a financial services company, Tlotlisa Securities (Pty) Limited, which in turn acquired a 90% stake in PSG Appelton Asset Management and 100% of Lyons Financial Solutions Holdings Limited. He is currently chief executive officer of Itsuseng Investments (Pty) Limited and is a director of Tlotlisa Securities (Pty) Limited and Matodzi Engineering (Pty) Limited.

Andrew Christoffel Nissen (45)
(Independent non-executive director; Chairman of the remuneration committee and a member of the audit committee)
BA (Hons), MA (Humanities) (UCT), Dip Theology (Pietermaritzburg)
Date of appointment: 24 July 2003

Chris Nissen is currently the chief executive officer of Umoya Fishing (Pty) Limited and also holds positions as chairman of Sea Harvest Corporation Limited, South African Maritime Safety Authority, Namfish (Pty) Limited and Boschendal (Pty) Limited. He is a director of Tiger Brands Limited, Inkgqubela Fisheries and Marine Development Corporation, Standard Bank Limited and Golden Arrow Bus Services. Chris served on various Cabinet committees and also acted as deputy speaker of the Provincial Parliament. He was awarded the Professional Management Review Golden Arrow Award for the Best Political Personality in 1998.

4 Company secretaries and professional advice

The company secretaries, Consolidated Mining Management Services Limited, were appointed in terms of section 268 of the Companies Amendment Act 1999 (No 37 of 1999). All directors have access to the advice and services of the secretaries, who report to the Chairman of the board. The secretaries are responsible to the board for ensuring compliance with procedures and regulations of a statutory nature. Directors are entitled to seek independent professional advice concerning the affairs of the Company at the Company's expense, should they believe that course of action would be in the best interest of the Company.



000023

5 Restrictions on share dealings

Randgold & Exploration operates a "closed-period" prior to the publication of its interim and final results. During this "closed-period" employees, consultants and directors are prohibited from dealing in the shares of the Company. Where appropriate, this "closed-period" is also extended to include other sensitive periods.

In accordance with the JSE guidelines on price-sensitive information, Randgold & Exploration has adopted a policy dealing with the determination of information as price-sensitive, confidentiality undertakings and discussions with the press, institutional investors and analysts.

Randgold & Exploration has also instituted a system whereby approval for directors and the secretary of the Company to deal in the Company's securities, as required in terms of Section 3.66 of the Listings Requirements of the JSE, is granted. Mr RAR Kebble and Mr HC Buitendag have been appointed the designated directors to grant this approval.

6 Risk management and internal control

The board has ultimate responsibility for the total risk management process within the Group. Management is accountable to the board and has established a system of internal control to manage significant Group risk. This system assists the board in discharging its responsibility for ensuring that the risks associated with the Group's operations are effectively managed in support of the creation and preservation of shareholder wealth.

The Company has a system of internal control, based on the Group's policies and guidelines. The systems of internal control are designed to manage rather than eliminate risk of failure and the internal controls only provide reasonable, rather than absolute assurance, that the Group's business objectives will be achieved within the defined risk tolerance levels.

The board received assurance during the year under review from the audit committee which derives its information, in part, from regular internal and external audit reports on risk and internal control throughout the Group. Adequate systems of internal control are set in place to mitigate the significant risks identified. The board is satisfied that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group.

7 Audit committee

The audit committee meets regularly to assist the board in discharging its responsibilities to maintain financial controls. These meetings are attended by the external auditors and the financial director to review the audit plans of the external auditors, to ascertain the extent to which the scope of the audit can be relied upon to detect weaknesses in internal controls and to review the annual financial statements prior to approval by the board. Management prepares financial statements that fairly present the state of affairs of the Company and the Group at the end of the financial year, and the results of its operations and cash flow for the year, in conformity with generally accepted accounting practice. During the year under review adequate accounting records and effective internal control systems have been maintained. The external auditors are responsible for independently auditing and reporting on the financial statements in conformity with South African Generally Accepted Auditing Standards. The auditors have unrestricted access to the Chairman of the audit committee. Subsequent to year-end an audit committee charter has been adopted by the committee and approved by the board.

Corporate governance

The audit committee also evaluates the performance, independence, and effectiveness of the external auditors and considers any non-audit services, which consist primarily of tax services, to determine whether or not such services substantively impair their independence as external auditors. The audit committee also considers and makes recommendations on the appointment and retention of the external auditors. Before an audit commences, the audit committee discusses and reviews with the external auditors their engagement letter and the terms, scope and nature of the audit function, procedure, including the audit fee.

The audit committee comprises:

MB Madumise (Chairman) (appointed 13.08.2003)
D Ashworth (appointed 31.05.1995)
AC Nissen (appointed 23.03.2004)

The following members resigned during the year under review:

HC Buitendag (resigned on 18.11.2003)
G Fischer (resigned on 24.07.2003)

In accordance with the requirements of the King II Report, the Sarbanes-Oxley Act and the Nasdaq Stock Market, the committee was re-constituted to include independent non-executive directors as members, namely, Ms MB Madumise and Mr AC Nissen. The committee now complies with the requirement of having members who are fully conversant with the relevant accounting standards including a chartered accountant. Mr D Ashworth resigned as a full-time employee of the Company in March 2002. In terms of the Nasdaq Stock Market requirements, members are required not to have been employed in a salaried position during the past three years. The board is of the opinion that Mr Ashworth's financial acumen is of such a high standard that his contribution as a member of the committee is essential.

Meetings attended – 2003

	17 Jun	8 Jul	31 Jul
D Ashworth	√	√	√
HC Buitendag	√	√	√
G Fischer	√	√	N

√ = Present   N = Not a member at that date

8 Internal audit function

Due to the current small size of its operations, the Company does not have a full internal audit function. In addition to the internal review performed by management, the Company engages internal audit specialists to assist the Company in assessing the efficiency of its internal control systems.

9 Remuneration committee

The remuneration committee's primary role is to determine, on behalf of the board, senior executive remuneration policy including the terms of employment of executive directors and officers. The committee meets when required. During the year under review no remuneration committee meetings were held.

The remuneration committee comprises:

AC Nissen (Chairman) (appointed 13.08.2003)
D Ashworth (appointed 18.11.2003)
MB Madumise (appointed 18.11.2003)
LR Ncwana (appointed 13.08.2003)

The following member resigned during the year under review:
HC Buitendag (18.11.2003)

Senior executive remuneration policy
The Company's objective is to provide senior management, including executive directors, with a competitive remuneration package which will attract



000025

and retain executives of the highest calibre and will encourage and reward superior performance in the manner consistent with the interests of shareholders. The remuneration committee's policies are designed to meet these objectives and to ensure that the individual directors are fairly and responsibly rewarded for their respective contributions to the Company's performance.

The Company has no liability in respect of retirement provisions for executive directors. The Company does, however, provide a vehicle in the form of a defined contribution fund into which employees, including executive directors, may contribute for the purpose of providing for retirement. Whilst a contribution is made by the Company on behalf of employees, none is affected on behalf of executive directors.

10 Directors' emoluments

The Articles of Association provide that the directors' emoluments should be determined from time to time by ordinary resolution. The directors' fees were increased at the last annual general meeting and no further increases are envisaged in the near future.

11 Directors' remuneration

	Basic salary/fees		Bonus		Total	
	31 Dec 2003 R	31 Dec 2002 R	**31 Dec 2003 R**	31 Dec 2002 R	**31 Dec 2003 R**	31 Dec 2002 R
Directors Executive:						
HC Buitendag	67 500	17 000	–	–	**67 500**	17 000
RB Kebble	22 500	–	–	–	**22 500**	–
GT Miller	7 500	–	–	–	**7 500**	–
Non-executive:						
D Ashworth						
– from Company	109 110	16 000	–	–	**109 110**	16 000
– from others	6 000	126 000	–	–	**6 000**	126 000
G Fischer	30 000	16 000	–	–	**30 000**	16 000
RAR Kebble	654 000	654 000	4 800 000	2 400 000	**5 454 000**	3 054 000
MB Madumise	22 500	–	–	–	**22 500**	–
LR Ncwana	22 500	–	–	–	**22 500**	–
AC Nissen	7 500	–	–	–	**7 500**	–

12 Service contracts

No executive directors have service contracts.

Mr RAR Kebble has a consultancy agreement to serve as non-executive Chairman at an annual fee of R654 000,00. Mr Kebble has an indefinite term contract subject to 30-days' written notice and is entitled to a bonus dependent on the performance of Randgold & Exploration's share price calculated on the basis of the closing price of the Company's shares on the JSE on the last trading day of the period of 12 months in respect of which the bonus is calculated.

13 Share options

Since 1996, Randgold & Exploration has operated a share option scheme under which senior management, including directors, may be offered

Corporate governance

options over the Company's ordinary shares. Awards to directors are determined by the remuneration committee and are designed to motivate directors and management to achieve the Company's strategic objectives.

At the annual general meeting held on 28 August 2003, a resolution was passed amending the rules of the Randgold (1993) Share Option Scheme to include a director (whether or not holding salaried employment with the Company or any of its subsidiaries) as being an eligible employee to be awarded options.

DIRECTORS	At 31 Dec 2002	Number of options during the period Granted	Exercised	At 31 Dec 2003	Exercise price R	Market price at the date of exercise R	Date from which exercisable	Expiry date
RAR Kebble	86 600	–	86 600	–	12	12	01.08.96	31.07.06
RAR Kebble	1 666	–	1 666	–	15	15	01.08.96	31.07.06
D Ashworth	81 200	–	81 200	–	12,5	25,7	11.01.96	10.01.06

14 Directors' shareholdings

In addition to the options listed above, the interests of the directors in the issued ordinary share capital of Randgold & Exploration are set out below:

	Direct Beneficial		Indirect Non-beneficial		Indirect Beneficial		**Total**	
	2003	2002	2003	2002	2003	2002	**2003**	2002
DIRECTORS								
RAR Kebble	–	1 458 266	–	1 492 672	1 250 000	–	**1 250 000**	2 950 938
RB Kebble	–	–	1 006	–	100 000	–	**101 006**	–
D Ashworth	–	–	–	–	–	–	–	–
HC Buitendag	–	–	–	–	1 000	1 000	**1 000**	1 000
G Fischer	–	–	–	–	–	–	–	–
GT Miller	–	–	–	–	–	–	–	–
MB Madumise	–	–	–	–	–	–	–	–
LR Ncwana	–	–	–	–	–	–	–	–
AC Nissen	–	–	–	–	–	–	–	–



000027

15 Ethics

Subsequent to year-end, a revised Code of Ethics will be introduced in terms of which employees will undertake not to accept gifts, hospitality or other favours, regardless of value, which might or could be perceived to influence their judgement in relation to business transactions, such as the placing of orders and contracts.

16 Constructive use of the annual general meeting

American Depositary Receipt Holders ("ADR holders")

Randgold & Exploration has a large volume of shares held in the United States of America in the form of ADRs and the Company therefore aims to extend the minimum period to allow for the distribution of the notice of the annual general meeting to encourage wide shareholder participation. ADR holders who wish to vote at the Company's annual general meeting should make contact with their brokers to obtain and complete a form of proxy.

ADR holders will be required to ensure that their forms of proxy have been returned to the Bank of New York by Friday, 18 June 2004. Results of the proxy voting by ADR holders will be computed and sent to Randgold & Exploration's South African transfer secretaries for inclusion in the compilation for the annual general meeting which will be held on Thursday, 24 June 2004.

17 Employee participation

A philosophy of two-way, open and honest communication has been adopted. Employee participation is further enhanced by the interactive performance management process whereby team members contract their key performance areas with their leaders and obtain annual assessments.

18 Environmental policy

Randgold & Exploration's operations are required to minimise their impact on the environment taking into account the limits of existing technologies.

19 Sustainability report

Employment equity

The board believes in the elimination of all discriminatory practices, direct or indirect, and all forms of unfair gender discrimination. Randgold & Exploration is also committed to removing any barriers that unfairly restrict employment and development opportunities, and to improving representation of designated groups at all levels to meet its long-term objective of reflecting the demographics of the region in which it operates.

Randgold & Exploration is committed to the employment and promotion of diverse people. This policy is necessary so that a continually improving social environment exists in which the business can be successfully conducted. In addition, team-interaction between diverse people is being promoted in order to stimulate innovative thought and create new business opportunities.

Health and safety

As the Company does not have any operations and only employs nine people, no specific health and safety policy is in place. Should the Company's focus change with the commencement of operations at any time in the future, this decision will be reviewed.

Black Economic Empowerment

Randgold & Exploration is committed to the economic development of South Africa and its people and is continually looking at ways to empower its employees.

Approval of annual financial statements

The annual financial statements, which appear on pages 24 to 57, have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice, and incorporate full and responsible disclosure in line with the accounting policies of Randgold & Exploration.

The audit committee meets periodically with the Company's external and internal auditors, and executive management to discuss accounting, auditing, internal control and financial reporting matters.

The external auditors have unrestricted access to the audit committee.

These financial statements have been approved by the board of directors on 21 April 2004 and are signed on its behalf by:

RB Kebble
Chief Executive Officer
Johannesburg, South Africa

HC Buitendag
Financial Director

Certificate by company secretaries

DECLARATION BY THE COMPANY SECRETARIES IN TERMS OF SECTION 268(G)(D) OF THE COMPANIES ACT, AS AMENDED.
We declare that, to the best of our knowledge, Randgold & Exploration has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Companies Act, 1973, as amended, and that all such returns are true, correct and up to date in respect of the financial year reported upon.

Consolidated Mining Management Services Limited
Secretaries

Per: **PB Beale**
Company Secretary

Johannesburg, South Africa
21 April 2004



Report of the independent auditors

We have audited the Company and Group annual financial statements of Randgold & Exploration Company Limited set out on pages 24 to 57 for the year ended 31 December 2003. These financial statements are the responsibility of the directors of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with Statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the Company and the Group at 31 December 2003 and the results of its operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the South African Companies Act of 1973, as amended.

PricewaterhouseCoopers Inc.

Chartered Accountants (SA)

Registered Accountants and Auditors

Johannesburg, South Africa

21 April 2004

Directors' report

Nature of business

Randgold & Exploration was incorporated in 1992 and its principal investments at present are Randgold Resources and Minrico. Randgold Resources is a substantial mining and exploration company, listed on the London Stock Exchange ("LSE") and the Nasdaq Stock Market. Minrico is a company which was formed to manage and turn to account both its own and other companies' portfolios of South African mineral rights. Minrico is being developed into a fully fledged exploration business.

Randgold & Exploration's primary listing is on the JSE and has a secondary listing on the Nasdaq Stock Market.

Financial statements

The directors are required by the Companies Act to prepare financial statements which fairly present the state of affairs of Randgold & Exploration and the Group as at the end of the financial period and report the profit or loss for that period, in conformity with South African Statements of Generally Accepted Accounting Practice.

The financial statements as set out in this report have been prepared by management in accordance with South African Statements of Generally Accepted Accounting Practice and are based on appropriate accounting policies which are consistent with prior years and which are supported by reasonable and prudent judgement and estimates.

The external auditors are responsible for reporting on whether the financial statements are fairly presented.

The directors are of the opinion that the financial statements fairly present the financial position of Randgold & Exploration and the Group as at 31 December 2003, the results of the operations and cash flow information for the year then ended.

The directors are satisfied that Randgold & Exploration has adequate resources to continue in operational existence for the foreseeable future. Accordingly, the Company continues to adopt the going concern basis in preparing the financial statements.

Financial results

The financial results of Randgold & Exploration and the Group are set out on pages 28 to 57.

The consolidated results show a net profit of R177 million for the year ended 31 December 2003, which is a decrease of 54% from the net profit of R385 million for the pervious year. Earnings per share for the year ending 31 December 2003 were R3,67 (2002: R8,95).

Randgold & Exploration's investment in Randgold Resources (Holdings) Limited ("RRH") was previously treated as an investment in a foreign entity. As at the commencement of the current reporting period, RRH has been viewed as integral to the operations of Randgold & Exploration and therefore the classification has changed to an integral foreign operation.

RRH is the vehicle through which Randgold & Exploration holds its equity stake in Randgold Resources. Previously, RRH operated independently, but due to the nature of its operations and the manner in which these operations are now financed, its operations are now considered to be integral to those of Randgold & Exploration.

As a result of the change in classification the financial impact on profit amounted to R167 million which largely contributes to the 54% decrease in net profit from the previous year.

Equity income from the associate, Randgold Resources, decreased due to a decrease in the Group's holding in the associate, a decrease in Randgold Resources' profit for the year and the strengthening of the Rand during 2003. Randgold Resources' profit for the year was



000031

US$47,5 million (2002: US$65,7 million). Prior year results were bouyed by the exceptionally high grades from Morila and as such the 2003 results have been satisfactory.

The increase of R49 million in the Company's loss before tax for the year to R68 million (2002: R19 million) is mainly a result of the loss on sale of investments of R36,8 million and the increase in provision for post-retirement benefits of R6,7 million.

Post-balance sheet events

On 26 February 2004, Randgold & Exploration entered into an agreement with Afrikander Lease, in terms of which:

- for a total consideration of R82,5 million, the Company will subscribe for 24 million Afrikander Lease shares ("the initial subscription"), and receive a three-year American option to subscribe for a further 24 million Afrikander Lease shares at R5 each;
- after a period of 18 months from the initial subscription, the Company will be entitled, at a further consideration of R88,5 million, to subscribe for a second tranche of 24 million Afrikander Lease shares and receive another three-year American option to subscribe for a further 24 million Afrikander Lease shares at R5 each; and
- The Company will provide a R30 million short-term facility available to Afrikander Lease which, if drawn, will be repayable in Afrikander Lease shares or in cash.

The transaction is subject to various shareholder and regulatory approvals including Afrikander Lease shareholders approving the issue of Afrikander Lease shares as a specific issue of shares for cash. Shareholders owning 40% of the issued capital of Afrikander Lease have undertaken to support the transaction.

In addition, Randgold & Exploration has agreed to underwrite a proposed R100 million rights offer by Afrikander Lease.

On 31 March 2004 the Company exercised an option to acquire 100% of the issued share capital of Lunda Alluvial Operations (Pty) Limited, a South African company that effectively holds diamond concessions in Angola. Randgold & Exploration issued 2 268 000 new ordinary shares as payment of the consideration.

Risk management

Risk management is achieved through the identification and control of all the main business risks, including operational risks, which could adversely affect the achievement of Randgold & Exploration's business objectives.

The board evaluates the level of acceptable risk and material issues and circumstances that could adversely impact on the Company.

The board is satisfied that there is an adequate ongoing risk management process in place that identifies, evaluates and manages the main risks faced by the Company.

Share capital

Full details of the Company's ordinary share capital are set out in the notes to the financial statements on page 49 of this report and Analysis of shareholdings on page 58.

The control over the unissued shares of the Company is vested in the directors, in specific terms as regards the allotments in terms of the Randgold (1993) Share Option Scheme, and the allotment of shares for cash and in general terms as regards all other allotments.

The authorities granted to directors in respect of control over the unissued shares expire on the date of the

Directors' report

annual general meeting of members to be held on Thursday, 24 June 2004. Members will therefore be requested to consider resolutions at the forthcoming annual general meeting, placing under the control of the directors the then remaining unissued ordinary shares not required for purposes of the share option scheme. This will enable the directors to take advantage of such favourable circumstances as and when they may arise to the benefit of the Company.

During the year under review, a total of 1 253 499 new ordinary shares of R0,01 each were issued as a result of employees exercising options granted to them under the Randgold (1993) Share Option Scheme.

On 1 August 2003, 8,8 million new ordinary shares were issued to Phikoloso at R29,50 per share. As consideration, all Phikoloso's investments were transferred to Randgold & Exploration including interests in Anglo Platinum, Harmony and Afrikander Lease and a 75% participation in Kabusha Mining and Finance, which owns 22,5 million shares in Afrikander Lease.

On 22 December 2003, 1 531 030 new ordinary shares were issued to FSD shareholders (excluding JCI Limited) in consideration for their shares in FSD. The scheme consideration payable to scheme members in terms of the Scheme of Arrangement was 12,5 Randgold & Exploration ordinary shares for every 100 FSD shares held.

Material resolutions

No material resolutions of a significant nature were passed during the period under review.

Shares issued for cash

No new ordinary shares for cash were issued under the general authority granted to the directors, during the financial period to 31 December 2003.

Share options	Available	Granted	Exercised	Average price per share	Total
Balance at 31 December 2001	**524 021**	**2 927 235**	**3 548 744**	**–**	**7 000 000**
Adjustment*	(462 009)	462 009	–	–	–
Shares exercised during the period	–	(1 994 335)	1 994 335	17,47	–
Balance at 31 December 2002	**62 012**	**1 394 909**	**5 543 079**	**–**	**7 000 000**
Adjustment*	(62 012)	62 012	–	–	–
Shares exercised during the period	–	(1 253 499)	1 253 499	13,41	–
Balance at 31 December 2003	**–**	**203 422**	**6 796 578**	**–**	**7 000 000**

* The number of share options granted has been adjusted to correct discrepancies which were noted during the 2002 and 2003 financial year. This had no effect on the fully diluted earnings per share for the prior year.

As at 31 December 2003, no director held any share options in Randgold & Exploration.



000033

Dividends

No dividends have been declared for the year under review (2002: R nil).

Share option scheme

The directors issued options to employees in terms of the provisions of the Randgold (1993) Share Option Scheme. The summary on page 26 is included in this report as is required by the rules of the scheme.

Directorate

The directors in office at the date of this report are:

RAR Kebble (Non-executive Chairman)
RB Kebble (Chief Executive Officer)
HC Buitendag (Financial director)
D Ashworth (Non-executive director)
MB Madumise (Independent non-executive director)
GT Miller (Executive director)
LR Ncwana (Non-executive director)
AC Nissen (Independent non-executive director)

In terms of the Company's Articles of Association Mr HC Buitendag was re-elected as a director of the Company at the last annual general meeting.

In terms of the Company's Articles of Association, Mr D Ashworth, Mr RAR Kebble, Mr RB Kebble, Ms MB Madumise, Mr GT Miller, Mr LR Ncwana and Mr AC Nissen retire at the forthcoming annual general meeting and being eligible have offered themselves for re-election.

Company secretaries

Mr DJ Haddon resigned as Company Secretary on 30 October 2003 and Consolidated Mining Management Services Limited were appointed as secretaries to the Company on the same date. Consolidated Mining Management Services Limited's address is 28 Harrison Street, Johannesburg, 2001, and the postal address is PO Box 11165, Johannesburg, 2000.

Public officer

Mr J de V Berry resigned as Public Officer of the Company on 7 November 2003 and Ms E Oosthuizen was appointed Public Officer on the same date.

Auditors

At the annual general meeting of Randgold & Exploration to be held on 24 June 2004, members will be requested to pass a resolution to re-appoint the external auditors, PricewaterhouseCoopers Inc. for the next financial year.

United Kingdom secretaries

With effect from 18 November 2003, St James's Corporate Services Limited were appointed as secretaries to the Company in the United Kingdom.

United Kingdom registrars

Capita Registrars were appointed as the United Kingdom registrars and transfer agent with effect from 18 November 2003.

Income statements

for the year ended 31 December 2003

000034

		Company		Group	
		2003	2002	**2003**	2002
	Notes	**R000**	R000	**R000**	R000
Revenues					
Gold sales		**–**	–	**–**	404 064
Dividends and interest received		**8 966**	2 247	**9 357**	3 766
Management and other fees received		**7 145**	845	**7 145**	899
Net sundry income		**702**	5 561	**7 842**	13 003
		16 813	8 653	**24 344**	421 732
Expenditure					
Production costs		**–**	–	**–**	(123 989)
Selling, administration and general expenses		**–**	–	**–**	(32 154)
Transport and refinery costs		**–**	–	**–**	(2 220)
Change in inventory		**–**	–	**–**	3 403
Transfer to deferred stripping costs		**–**	–	**–**	27 581
Cash operating costs		**–**	–	**–**	(127 379)
Royalties		**–**	–	**–**	(27 220)
Total cash costs		**–**	–	**–**	(154 599)
Loss on financial instruments		**–**	–	**–**	(13 034)
Interest expense		**(23 024)**	(17 362)	**(6 447)**	(40 139)
Depreciation and amortisation		**(931)**	(61)	**(994)**	(42 009)
Exploration and corporate expenditure		**(24 402)**	(10 592)	**(27 972)**	(63 121)
Rehabilitation provision		**–**	–	**–**	(1 586)
Impairment of goodwill	4	**–**	–	**(24 398)**	–
Loss on sale of investments		**(36 826)**	(62)	**(34 151)**	(1 493)
Profit on sale of portion of investment in subsidiary/associate		**–**	–	**241 429**	–
Foreign exchange differences relating to foreign operations	5	**–**	–	**(132 067)**	56 401
Net sundry expenses		**–**	–	**–**	(23 887)
		(85 183)	(28 077)	**15 400**	(283 467)
Equity income from associate		**–**	–	**166 351**	285 627
(Loss)/profit on ordinary activities before taxes and minority interest	1	**(68 370)**	(19 424)	**206 095**	423 892
Taxation	2	**(36 534)**	–	**(29 593)**	–
(Loss)/profit on ordinary activities before minority interest		**(104 904)**	(19 424)	**176 502**	423 892
Minority interest		**–**	–	**702**	(38 594)
Net (loss)/profit for the year		**(104 904)**	(19 424)	**177 204**	385 298
Earnings per share (cents)	3			**367**	895
Fully diluted earnings per share (cents)	3			**366**	887
Headline (loss)/earnings per share (cents)	3			**(12)**	895
Fully diluted headline (loss)/earnings per share (cents)	3			**(12)**	887

Balance sheets
at 31 Desember 2003

	Notes	Company 2003 R000	Company 2002 R000	Group 2003 R000	Group 2002 R000
ASSETS					
Current assets		**9 867**	23 420	**14 668**	28 222
Accounts receivable	6	**1 987**	4 266	**3 466**	6 219
Cash and cash equivalents	7	**7 880**	19 154	**11 202**	22 003
Non-current assets					
Property, mineral rights and prospecting permits	8	**51 256**	11 313	**79 133**	14 713
Investments	9	**310 900**	116 091	**431 209**	150 028
Interest in subsidiaries	10	**119 017**	297 675	**–**	–
Investment in associate	11	**–**	–	**432 339**	495 798
Other long-term assets	12	**140 701**	–	**200 871**	159
Total assets		**631 741**	448 499	**1 158 220**	688 920
LIABILITIES AND EQUITY					
Current liabilities		**42 934**	75 185	**45 906**	89 291
Accounts payable and accrued liabilities	13	**6 400**	75 185	**6 736**	89 291
Tax liability		**36 534**	–	**39 170**	–
Non-current liabilities					
Provision for post-retirement benefits	14	**58 670**	52 000	**58 670**	52 000
Total liabilities		**101 604**	127 185	**104 576**	141 291
Shareholders' equity		**530 137**	321 314	**1 021 669**	547 629
Ordinary share capital	15	**553**	437	**553**	437
Share premium		**614 120**	292 929	**614 120**	292 929
Other reserves		**7 092**	14 672	**632 077**	656 548
Accumulated (losses)/profits		**(91 628)**	13 276	**(225 081)**	(402 285)
Outside shareholders' interest		**–**	–	**31 975**	–
Total liabilities and equity		**631 741**	448 499	**1 158 220**	688 920

Statements of changes in equity

for the year ended 31 December 2003

000036

GROUP	Number of shares	Share capital R000	Share premium R000	Accumulated (losses)/profits R000	Other reserves R000	Total R000
Balance at 1 January 2002	**41 701 921**	**417**	**271 576**	**(787 583)**	**679 662**	**164 072**
Net profit for the year	–	–	–	385 298	–	385 298
Share options exercised	1 994 335	20	21 353	–	–	21 373
Exchange difference arising on translation of foreign subsidiary	–	–	–	–	(179 221)	(179 221)
Net dilution gain due to share capital movements in subsidiary/associate	–	–	–	–	98 065	98 065
Listed investments – mark-to-market	–	–	–	–	88 416	88 416
Equity portion of cash flow hedges in Randgold Resources	–	–	–	–	(30 374)	(30 374)
Currency translation differences						
– transfer from foreign currency translation reserve	–	–	–	–	(28 328)	(28 328)
– transfer to distributable reserve	–	–	–	–	28 328	28 328
Balance at 31 December 2002	**43 696 256**	**437**	**292 929**	**(402 285)**	**656 548**	**547 629**
Net profit for the year	–	–	–	177 204	–	177 204
Share options exercised	1 253 499	13	16 706	–	–	16 719
Shares issued during the year	10 331 030	103	304 485	–	–	304 588
Net dilution gain due to share capital movements in subsidiary/associate	–	–	–	–	5 041	5 041
Listed investments – mark-to-market	–	–	–	–	(35 597)	(35 597)
Revaluation of investments on acquisition of subsidiary	–	–	–	–	3 590	3 590
Equity portion of cash flow hedges in Randgold Resources	–	–	–	–	2 495	2 495
Balance at 31 December 2003	**55 280 785**	**553**	**614 120**	**(225 081)**	**632 077**	**1 021 669**

Statements of changes in equity

for the year ended 31 December 2003

000037

COMPANY	Number of shares	Share capital R000	Share premium R000	Accumulated (losses)/profits R000	Other reserves R000	Total R000
Balance at 1 January 2002	**41 701 921**	**417**	**271 576**	**32 700**	**(60 052)**	**244 641**
Net loss for the year	–	–	–	(19 424)	–	(19 424)
Share options exercised	1 994 335	20	21 353	–	–	21 373
Listed investments – mark-to-market	–	–	–	–	74 724	74 724
Balance at 31 December 2002	**43 696 256**	**437**	**292 929**	**13 276**	**14 672**	**321 314**
Net loss for the year	–	–	–	(104 904)	–	(104 904)
Share options exercised	1 253 527	13	16 706	–	–	16 719
Shares issued during the year	10 331 002	103	304 485	–	–	304 588
Listed investments – mark-to-market	–	–	–	–	(7 580)	(7 580)
Balance at 31 December 2003	**55 280 785**	**553**	**614 120**	**(91 628)**	**7 092**	**530 137**

	Company		Group	
Analysis of other reserves at 31 December:	**2003 R000**	2002 R000	**2003 R000**	2002 R000
Mark-to-market of listed investments	**7 092**	14 672	**78 786**	110 793
Foreign currency translation reserve	–	–	**102 957**	102 957
Dilution of holding in subsidiary/associate due to issue of shares by subsidiary/associate	–	–	**468 060**	463 019
Equity portion of cash flow hedges in Randgold Resources	–	–	**(46 054)**	(48 549)
Distributable foreign translation currency reserve arising on dilution of holding in subsidiary/associate	–	–	**28 328**	28 328
	7 092	14 672	**632 077**	656 548

Cash flow statements

for the year ended 31 December 2003

000038

	Notes	Company 2003 R000	Company 2002 R000	Group 2003 R000	Group 2002 R000
CASH FLOW FROM OPERATING ACTIVITIES					
Cash (utilised in)/generated by operations	19.1	**(5 006)**	(9 521)	**(4 267)**	106 681
Dividends and interest received	19.2	**7 807**	2 247	**8 198**	2 822
Interest paid		**(23 024)**	(13 250)	**(6 447)**	(36 027)
Taxation paid	19.3	**–**	–	**(3 029)**	–
Net cash (utilised in)/provided by operations		**(20 223)**	(20 524)	**(5 545)**	73 476
CASH FLOW FROM INVESTING ACTIVITIES					
Acquisition of investments		**(287 872)**	–	**(277 372)**	45 270
Proceeds on disposal of investments		**24 502**	42 597	**179 796**	–
Increase in other long-term assets		**(114 860)**	–	**(114 701)**	–
Acquisition of property, plant and equipment		**(40 937)**	–	**(41 163)**	(27 003)
Acquisitions of subsidiaries	18	**–**	–	**(92)**	–
Net cash movement on reduction of interest in associate/subsidiary	17	**–**	–	**346 992**	(92 821)
Net cash (utilised in)/generated from investing activities		**(419 167)**	42 597	**93 460**	(74 554)
CASH FLOW FROM FINANCING ACTIVITIES					
Ordinary shares issued		**262 652**	21 373	**262 652**	21 373
Short-term loans repaid		**(71 859)**	(40 000)	**(71 859)**	(40 000)
Decrease in loans and loans from outside shareholders in subsidiaries		**–**	–	**–**	(80 364)
Loans received from subsidiaries/associates		**237 323**	7 759	**–**	–
Decrease in outside shareholders' interest as a result of business combinations		**–**	–	**(43 208)**	–
Decrease in long-term liabilities as a result of business combinations		**–**	–	**(246 301)**	–
Net cash from/(utilised in) financing activities		**428 116**	(10 868)	**(98 716)**	(98 991)
Net (decrease)/increase in cash and cash equivalents		**(11 274)**	11 205	**(10 801)**	(100 069)
Cash and cash equivalents at beginning of year		**19 154**	7 949	**22 003**	122 072
Cash and cash equivalents at end of year	7	**7 880**	19 154	**11 202**	22 003

Principal accounting policies

for the year ended 31 December 2003

Basis of preparation

The consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of available-for-sale investments, and financial assets and financial liabilities held for trading. Significant details of the Company's and the Group's accounting policies are set out below, which are consistent with those applied in the previous year.

All accounting policies comply with the South African Statements of Generally Accepted Accounting Practice.

1 Consolidation

The consolidated financial statements include the results and financial position of Randgold & Exploration, its subsidiaries and associates. The results of any subsidiaries acquired or disposed of during the year are included from the date control was acquired and up to the date control ceased to exist. Where an acquisition of a subsidiary is made during the financial year, any excess or deficit of the purchase price compared to the fair value of the attributable net identifiable assets, is recognised respectively as goodwill or negative goodwill.

The Group assesses whether there is any indication of impairment on acquisition and at each balance sheet date. If such indications exist, an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write-down is made if the carrying amount exceeds the recoverable amount.

1.1 Investment in subsidiaries

Subsidiaries are those entities over which financial and operating policies the Group has the power to exercise control, so as to obtain benefits from their activities.

The Group financial statements incorporate the assets, liabilities and results of the operations of the company and its subsidiaries. The results of subsidiaries acquired and disposed of during a financial year are included from the effective dates of acquisition and to the effective dates of disposal. Where necessary, the accounting policies of subsidiaries are changed to ensure consistency with the policies adopted by the Group.

1.2 Investment in associates

An associate is an enterprise over whose financial and operating policies the Group has the ability to exercise significant influence and which is neither a subsidiary nor a joint venture of the Group.

The equity method of accounting is adopted in the Group financial statements. In applying the equity method, account is taken of the Group's share of accumulated retained earnings and movements in reserves from the effective date on which the enterprise became an associate and up to the effective date of disposal.

Goodwill arising on the acquisition of associates is included in the carrying amount of the associate and is treated in accordance with the Group's accounting policy for goodwill.

The retained earnings of associates have been adjusted for the amortisation of goodwill, additional depreciation arising on the revalued portion of property, plant and equipment at the date of acquisition, and differences between the accounting policies adopted by the Group and the associate.

The share of associated retained earnings and reserves of the associate is generally determined from the associate's latest audited financial statements. Dividends received from associates are included in income from investments.

Where the Group's share of losses of an associate exceeds the carrying amount of the associate, the associate is carried at nil. Additional losses are only recognised to the extent that the Group has incurred obligations or made payments on behalf of the associate.

1.3 Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates are eliminated to the extent of the Group's interest in the enterprises. Unrealised gains resulting from transactions with associates are eliminated against the investment in the associate. Unrealised losses on transactions with associates are eliminated in the same way as unrealised gains except that they are only eliminated to the extent that there is no evidence of impairment.

2 Property, mineral rights and prospecting permits

Undeveloped properties (mineral rights)

These properties, upon which the Group has not performed sufficient exploration work to determine whether significant mineralisation exists, are carried at original cost. Where the directors consider that there is a little likelihood of the properties being exploited, or the value of the exploitation rights has diminished below cost, a write down is recorded.

Mining assets

Long-lived mining assets include mining properties, mine development cost and mine plant facilities.

Mine development cost is capitalised to capital work-in-progress and transferred to mining property, plant and equipment when the mining venture reaches commercial production.

Capitalised mine development cost consist primarily of direct expenditure to develop an ore body for economic exploitation and to expand the production capacity of existing operating mines. Following the completion of a bankable feasibility study, development costs, which include interest on borrowed funds, used to place new mines into production and to complete major development projects at operating mines are capitalised. *Ongoing costs* to maintain production are expensed as incurred.

The long-lived mining assets have useful economic lives which equal or exceed that of the life of the mine. *Depreciation and amortisation* are therefore charged over the life of the mine based on estimated ore tons contained in proven and probable reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits.

Short-lived mining assets which include motor vehicles, office equipment and computer equipment are depreciated over useful lives of two to five years.

The *costs of waste stripping* in excess of the expected pit life average stripping ratio are deferred and charged to production when the actual ratio is below the expected average ratio. The expected pit life average stripping ratio is calculated as the ratio of future anticipated waste tons to be mined, to anticipated future ore tons to be mined. This ratio is recalculated annually in light of additional knowledge and changes in estimates. The expected pit life ratio is then compared to waste associated with ore mined during the period so as to calculate the deferred stripping costs to be deferred or released for the period.

The net present value of future *rehabilitation cost* estimates is recognised and provided for in the financial statements and capitalised to mining assets on initial recognition. Due to the nature of mining operations, initial recognition is at the time of first production and thereafter as and when additional environmental disturbances are created. The estimates are reviewed annually and are discounted using rates that reflect the time value of money. Annual increases in the provision consist of finance costs relating to the change in the present value of the provision and inflationary increases in the provision estimates. The present value of additional environmental disturbances created and capitalised are capitalised to mining assets against an increase in the rehabilitation provision. The rehabilitation asset is amortised as noted previously. Rehabilitation projects undertaken, included in the estimates are charged to the provision as incurred.

Principal accounting policies

for the year ended 31 December 2003

Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and reasonably estimable.

Impairment of mining property

Recoverability of the long-term assets of the company, which include development costs, deferred stripping costs and undeveloped property costs, together with other current assets, is reviewed whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In determining if the asset can be recovered, the company compares the value in use amount to the carrying amount or where higher, the disposal value. If the carrying amount exceeds the value in use amount, the company will record an impairment charge in the income statement to write down the asset to the value in use amount. To determine the value in use amount, management makes its best estimate of the future cash inflows that will be obtained each year over the life of the mine and discounts the cash flow by a rate that is based on the time value of money adjusted for the risk associated with the applicable project. Management's best estimate includes only those projections which it believes are reliable, and which based upon past experience, it has the ability to accurately forecast. These estimates are subject to risks and uncertainties including future metal prices. In addition, other factors that management can control may turn out differently than that projected and could have an effect on the determination of the value in use amount. It is therefore reasonably possible that changes could occur which may affect the recoverability of the mining assets.

Non-mining assets

Property is shown at cost and is not depreciated. All other non-mining assets are stated at historical cost less accumulated depreciation.

Depreciation is charged on the straight-line basis over the useful lives of these assets at the following annual rates:

- Motor vehicles 3 years
- Office equipment 3 years
- Furniture and fittings 3 years
- Computer equipment 2 years

Prospecting permits

Prospecting permits acquired by the Group are stated at cost less accumulated amortisation and impairment losses.

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other subsequent expenditure is expensed as incurred.

Amortisation is charged to the income statment on a straight-line basis over the estimated useful lives of the permits.

The difference between the net disposal proceeds and the carrying amount of an intangible asset is the gain or loss on disposal of that asset. These gains and losses are recognised in income.

3 Revenue recognition

Gold sales revenue is recognised when the risk and rewards of ownership are transferred to the buyer. Gross sales revenue represents the invoiced amounts for all gold supplied to customers. Gross sales revenue excludes value-added tax.

Management and other fees are recognised when services are delivered.

Dividends received are recognised when the right to receive payment is established.

Interest received is recognised on a time proportion basis, which takes into account the effective yield on the asset over the period it is expected to be held.

Royalties are recognised when the right to receive payment is established.

4 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past event where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

5 Income and mining taxes

The company follows the comprehensive liability method of accounting for income and mining taxes, whereby deferred income and mining taxes are recognised for the tax consequences of timing differences, by applying current statutory tax rates to differences between financial statement amounts and the tax bases of assets and liabilities. Deferred tax assets are recognised for temporary differences which result in deductible amounts in future periods, but only to the extent it is possible that sufficient taxable profits will be available against which these differences can be utilised. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year.

6 Exploration and research

Research cost is expensed when incurred. Exploration cost is expensed when incurred, except when it is expected that a mining asset will probably be developed as a result of the exploration work. In such case, the capitalised exploration expenditure is amortised over the useful life of the constructed mining asset.

7 Financial instruments

The Group's financial instruments consist primarily of non-current receivables, investments, cash and cash equivalents, accounts receivable, borrowings, accounts payable and derivative instruments.

Non-current receivables

Non-current receivables are initially recorded at cost and subsequently carried at amortised cost. Any subsequent change in value is included in the determination of other net income.

Investments

Investments in subsidiaries are reflected at cost less impairment in the parent's financial statements.

Listed investments, which are classified as available-for-sale, are accounted for at fair value, with unrealised holding gains and losses excluded from earnings and reported as a separate component of shareholders' equity. The fair value is based on the quoted market price of the respective listed investments at year-end. The purchase or sale of investments are recognised on the settlement date. Realised gains and losses are included in determining net income and loss. For all long-term investments, unrealised losses are included in determining net income or loss where it is felt that a significant decline in the value of the investment, other than temporary, has occurred.

Cash and cash equivalents

Cash and cash equivalents consist of cash, cash deposits with banks and money-market instruments. The carrying amount of cash, cash deposits with banks and money-market instruments approximates their fair value. Gains or losses arising from marking to market or a change from carrying amount to fair value at reporting intervals is included in the determination of other net income.

Accounts receivable

Accounts receivable are stated at the gross invoice value adjusted for payments received and an allowance for doubtful debts where considered appropriate. Bad debts are written off when identified.

Borrowings

Long-term borrowings are initially recorded at the fair value of the consideration received, which is cost net of issue cost associated with the borrowing, and subsequently measured at amortised cost, using the effective interest rate method. Amortised cost is calculated taking into account any issue costs and any discount or premium on settlement. Gains and losses are recognised in net profit or loss when the liabilities are extinguished as well as through the amortisation process.

Accounts payable
Accounts payable are initially recorded at cost, and subsequently carried at cost, less payments made. Settlement discounts are recognised in net profit when they are granted.

Derivative instruments
All derivatives are recognised on the balance sheet at their fair value, unless they meet the criteria for the normal purchases normal sales exemption.

On the date a derivative contract is entered into, the Group designates the derivative for accounting purposes as either a hedge of the fair value of a recognised asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). Certain derivative transactions, while providing a degree of economic hedges under the Group's risk management policies, do not qualify for hedge accounting.

Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash flow hedge, are recognised directly in equity. Amounts deferred in equity are included in the income statement in the same periods during which the hedge firm commitment or forecasted transaction affects net profit or loss.

Changes in the fair value of derivatives that do not qualify for hedge accounting are recognised in the income statement.

The Group formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designed as hedges to specific assets and liabilities or to specific firm commitments for forecasted transactions. The Group formally assesses, both at the hedge inception and at the end of each reporting period, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

8 Foreign currencies

The South African Rand is the measurement currency of the Group, which reflects the economic substance of the underlying events and circumstances.

Foreign currency transactions are recorded at the spot rate of exchange on the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange ruling at the reporting date.

Foreign exchange gains or losses arising from exchange transactions are included in the determination of net profit.

Foreign operations which form an integral part of the operations of the Group are classified as integral foreign operations. The balance sheets and income statements of these subsidiaries are translated on the following basis:

Monetary items are translated using the closing rate of exchange. Non-monetary items are translated at the rate of exchange at the historical transaction date. Income and expense items are translated at the weighted average rate of exchange for the reporting period.

All translation gains or losses are included in the determination of net profit.

For self-sustaining foreign entities, assets and liabilities are translated using the closing rates at year-end, and income statements are translated at average rates. Differences arising on translation are taken directly to shareholders' equity.

When a foreign entity is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

9 Borrowing costs
Borrowing costs are charged to interest expense in the income statement.

10 Employee benefits
Short-term employee benefits
Remuneration to employees in respect of services rendered during a reporting period is recognised as an expense in that reporting period. Accruals are made for accumulated leave.

Equity compensation plans
Where employees exercise share options in terms of the rules of the Randgold (1993) Share Option Scheme, shares are issued to participants as beneficial owners. The directors procure a listing of these shares on the primary stock exchange on which the company's shares are listed and quoted. In exchange, employees entitled to such share options pay in cash a consideration equal to the option price allocated to them. The nominal value of shares issued is credited to share capital and the difference between the nominal value and the option price is credited to share premium.

Termination benefits
Termination benefits are charges against income when the Group is demonstrably committed to terminating the employment of an employee or group of employees before their normal retirement date.

Post-employment benefits
Defined contribution plans – Retirement, provident and pension funds

Randgold & Exploration contributes to a number of retirement plans on behalf of its employees, all of which are defined as contribution in nature.

The Company's contributions to these defined contribution plans in respect of services rendered during a reporting period are recognised as an expense in that period.

Post-retirement medical aid liability
Randgold & Exploration has an obligation to provide certain medical aid benefits to certain pensioners and their dependants. A liability for these retirees and their dependants has been accrued in full, based on an independent actuarial valuation performed on a yearly basis.

Actuarial gains and losses as a result of experience adjustments and/or the effects of changes in actuarial assumptions are recognised immediately as income or expenditure.

Between actuarial valuations, the provision is adjusted for changes in actuarial assumptions recommended by the actuaries.

11 Earnings per share
Earnings per share is computed by dividing the profit/(loss) by the weighted average number of ordinary shares in issue during the period/year.

The calculation of the diluted weighted average ordinary shares in issue is the weighted average number of ordinary shares in issue during the year, to which is added the theoretical number of shares to be issued for no consideration based on the year-end market price. Share options that are out-of-the-money are not taken into account in the calculation of diluted earnings per share.

		Company 2003 R000	Company 2002 R000	Group 2003 R000	Group 2002 R000
1	**(LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXES AND MINORITY INTEREST**				
	(Loss)/profit on ordinary activities before taxes and minority interest is arrived at after taking account of:				
	Auditors' remuneration	**975**	269	**1 005**	269
	– Audit fees	**903**	239	**918**	239
	– Other services	**72**	30	**87**	30
	Depreciation and amortisation	**931**	61	**994**	42 009
	– Motor vehicles	**107**	59	**161**	59
	– Computer equipment	**9**	2	**18**	2
	– Mining assets	**–**	–	**–**	41 948
	– Prospecting permits	**815**	–	**815**	–
	Directors' emoluments	**5 743**	3 103	**5 749**	3 229
	Operating lease charges – building	**72**	55	**72**	55
	Profit on the sale of property, mineral rights and prospecting permits	**702**	2 748	**772**	4 323
	Professional services	**3 839**	2 414	**4 084**	2 414
	Staff costs	**5 431**	4 552	**6 358**	44 773
	Average number of employees	**9**	7	**9**	281
2	**TAXATION**				
	Current taxation	**36 534**	–	**36 753**	–
	Overprovision of taxation in respect of previous years	**–**	–	**(7 160)**	–
	South African normal non-mining taxation for the year	**36 534**	–	**29 593**	–
	The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate on the home country of the Company as follows:				
	Profit before tax and equity income from associate	**(68 370)**	(19 424)	**39 744**	138 265
	Tax calculated at a tax rate of 30% (2002: 30%)	**–**	–	**11 923**	41 480
	Capital gains tax on Randgold Resources shares sold	**33 810**	–	**33 810**	–
	Tax on imputed interest	**2 724**	–	**2 724**	–
	Amount carried over to unrecognised tax losses	**–**	–	**20 208**	–
	Utilisation of previously unrecognised tax losses	**–**	–	**(2 177)**	(5 681)
	Income not subject to taxation	**–**	–	**(37 526)**	(35 799)
	Expenses not deductible for tax purposes	**–**	–	**7 791**	–
	Overprovision in prior years	**–**	–	**(7 160)**	–
		36 534	–	**29 593**	–

	Group 2003	Group 2002
	Per share (in cents)	Per share (in cents)
3 EARNINGS PER SHARE		
Basic earnings per share	**367**	895

The calculation of basic earnings per ordinary share is based on earnings of R177 203 826 (2002: R385 298 306) and a weighted average of 48 236 639 (2002: 43 037 098) ordinary shares in issue during the year.

Reconciliation of the weighted average number of ordinary shares	Number of shares (000)	Number of shares (000)
Balance at beginning of the year	**43 696**	41 702
Weighted average number of ordinary shares issued during the year	**4 541**	1 335
Balance at end of year	**48 237**	43 037

	Per share (in cents)	Per share (in cents)
Diluted earnings per share	**366**	887

The calculation of fully diluted earnings per share is based on earnings of R177 203 826 (2002: R385 298 306) and a weighted average number of ordinary shares issued during the year adjusted for the effect of all possible dilutions of 48 369 673 (2002: 43 446 462).

Reconciliation of the weighted average number of ordinary shares for diluted earnings per share	Number of shares (000)	Number of shares (000)
Weighted average number of ordinary shares	**48 237**	43 037
Bonus element of share options issued	**133**	409
Weighted average number of ordinary shares for diluted earnings per share	**48 370**	43 446

	Per share (in cents)	Per share (in cents)
Headline (loss)/earnings per share	**(12)**	895

The calculation of headline earnings per share is based on a weighted average of 48 236 639 (2002: 43 037 098) ordinary shares in issue during the year and headline earnings calculated as follows:

	Group 2003	Group 2002
3 EARNINGS PER SHARE (continued)		
Reconciliation between earnings and headline (loss)/earnings:	**R000**	R000
Basic earnings for the year	**177 204**	385 298
Adjusted for:		
Profit on sale of portion of investment in subsidiary/associate	**(241 429)**	–
Impairment of goodwill	**24 398**	–
	(39 827)	385 298
Tax effect of adjustments	**33 810**	–
Headline (loss)/earnings for the year	**(6 017)**	385 298
	Per share (in cents)	Per share (in cents)
Fully diluted headline (loss)/earnings per share	**(12)**	887

The calculation of fully diluted headline earnings per share is based on a weighted average number of ordinary shares outstanding during the year adjusted for the effect of all possible dilutions of 48 369 673 (2002: 43 446 462).

	Group 2003	Group 2002
4 IMPAIRMENT OF GOODWILL		
Impairment of goodwill	**(24 398)**	–

The goodwill in respect of the Company's investment in Viking Pony, a wholly-owned subsidiary, was found to be impaired as a result of the decrease in market prices of the investments held in Viking Pony at acquisition. The recoverable amount was determined at the cash-generating unit level and represents the value in use, determined by reference to market prices for the equivalent assets. The investment relates to the South African investments and corporte activities segment.

	Group 2003 R000	2002 R000
5 RECLASSIFICATION FROM A FOREIGN ENTITY TO AN INTEGRAL FOREIGN OPERATION		
Reconciliation of foreign exchange (loss)/profit:		
Foreign exchange profit on the translation of integral foreign operations	**34 656**	56 401
Foreign exchange loss on the translation of integral foreign operations	**(166 723)**	–
	(132 067)	56 401

Randgold & Exploration's investment in Randgold Resources (Holdings) Limited ("RRH") was previously treated as an investment in a foreign entity. As at the commencement of the current reporting period, RRH has been viewed as integral to the operations of Randgold & Exploration and therefore the classification has changed to an integral foreign operation.

RRH is the vehicle through which Randgold & Exploration holds its equity stake in Randgold Resources. Previously, RRH operated independently, but due to the change in nature of its operations and the manner in which these operations are now financed, its operations are now considered to be integral to those of Randgold & Exploration.

The Group proceeded to reduce its shareholding in Randgold Resources from 48,12% to 36,86% during the 2003 financial year. This is in line with the Group's plans to reduce its shareholding in Randgold Resources to ultimately be in a position that it no longer has significant influence over Randgold Resources.

The financial structure of RRH has also changed. The loan owed to Randgold & Exploration has been repaid out of the proceeds received from the disposal of part of the investment in Randgold Resources. During the current financial year RRH has made an interest-bearing loan to Randgold & Exploration.

Under AC 112: Changes in Foreign Exchange Rates, the effects of changes in foreign exchange rates arising on the translation of integral foreign operations are taken to the income statement. The *exchange differences incurred on the translation of RRH prior to current financial year that were deferred* in equity as part of the foreign currency translation reserve, remain in equity and will only be recognised as an income or expense upon the disposal of RRH.

As a result of the change in classification, the financial impact on shareholders' equity amounted to R167 million.

Had the reclassification occurred in the 2002 financial year, the impact on the income statement would have been a foreign exchange loss of R179 million.

		Company		Group	
		2003	2002	**2003**	2002
		R000	R000	**R000**	R000
6	**ACCOUNTS RECEIVABLE**				
	Trade accounts receivable				
	– Randgold Resources Ltd	**273**	–	**1 122**	–
	– Other	**590**	–	**971**	–
	Other receivables	**1 124**	4 266	**1 373**	6 219
		1 987	4 266	**3 466**	6 219
7	**CASH AND CASH EQUIVALENTS**				
	Cash and cash equivalents consist of cash on hand, balances with banks and money-market instruments.	**7 880**	19 154	**11 202**	22 003
8	**PROPERTY, MINERAL RIGHTS AND PROSPECTING PERMITS**				
	Mine properties, mine development costs and mine plant facilities				
	Cost	**–**	–	**–**	–
	Balance at beginning of the year	**–**	–	**–**	1 700 696
	Foreign exchange movement	**–**	–	**–**	(246 555)
	Additions	**–**	–	**–**	27 003
	Movement resulting from subsidiary becoming associate	**–**	–	**–**	(1 481 144)
	Accumulated depreciation	**–**	–	**–**	–
	Balance at beginning of the year	**–**	–	**–**	864 874
	Foreign exchange movement	**–**	–	**–**	(134 176)
	Depreciation charge for the year	**–**	–	**–**	41 947
	Movement resulting from subsidiary becoming associate	**–**	–	**–**	(772 645)
	Net book value	**–**	–	**–**	–
	Undeveloped property costs (mineral rights)				
	Cost	**11 087**	11 087	**35 402**	11 087
	Balance at beginning of the year	**11 087**	11 087	**11 087**	112 260
	Foreign exchange movement	**–**	–	**–**	(16 593)
	Business combinations	**–**	–	**24 315**	–
	Movement resulting from subsidiary becoming associate	**–**	–	**–**	(84 580)
	Net book value	**11 087**	11 087	**35 402**	11 087

Additions to undeveloped properties consist of FSD mineral rights portfolio acquired on 22 December 2003.

	Company 2003 R000	Company 2002 R000	Group 2003 R000	Group 2002 R000
8 PROPERTY, MINERAL RIGHTS AND PROSPECTING PERMITS (continued)				
Prospecting permits				
Cost	**40 723**	–	**40 723**	–
Balance at beginning of the year	–	–	–	–
Additions during the year	**40 723**	–	**40 723**	–
Accumulated amortisation	**815**	–	**815**	–
Balance at beginning of the year	–	–	–	–
Amortisation charge for the year	**815**	–	**815**	–
Net book value	**39 908**	–	**39 908**	–
Non-mining assets				
Non-mining assets comprise freehold land, property, motor vehicles, computer equipment, office equipment and furniture and fittings.				
Cost	**7 059**	6 908	**12 831**	12 455
Balance at beginning of the year	**6 908**	6 908	**12 455**	12 455
Additions during the year	**214**	–	**439**	–
Assets scrapped	**(63)**	–	**(63)**	–
Movement resulting from subsidiary becoming associate	–	–	–	–
Accumulated depreciation	**6 798**	6 682	**9 008**	8 829
Balance at beginning of the year	**6 682**	6 620	**8 829**	8 767
Depreciation charge for the year	**116**	62	**179**	62
Net book value	**261**	226	**3 823**	3 626
Total net book value	**51 256**	11 313	**79 133**	14 713

		Company 2003 R000	Company 2002 R000	Group 2003 R000	Group 2002 R000
9	**INVESTMENTS**				
	Listed				
	Shares at market value	**310 900**	116 091	**431 209**	150 028

Listed investments comprise investments in listed South African mining and exploration companies.

Refer to net fair asset value statement on page 11 for details on listed investments.

		Company 2003 R000	Company 2002 R000	Group 2003 R000	Group 2002 R000
10	**INTEREST IN SUBSIDIARIES**				
	Shares at cost less amounts written off	**299 231**	240 566	–	–
	Net loans to subsidiaries	**(180 214)**	57 109	–	–
	– Amounts due by subsidiaries	**192 059**	66 519	–	–
	– Amounts due to subsidiaries	**(372 273)**	(9 410)	–	–
	Net investment in subsidiaries	**119 017**	297 675	–	–

Refer to page 57 for a detailed list of the interest in subsidiaries.

000052

	Group 2003 R000	Group 2002 R000
11 INVESTMENT IN ASSOCIATE		
Investment in Randgold Resources		
The Group's shareholding in Randgold Resources diluted from 48,12% to 36,86% during the 2003 year due to Randgold Resources shares sold and the issue of share options in Randgold Resources.		
Carrying amount		
Carrying amount at beginning of the year	**495 798**	213 904
Net gain on share capital movements in associate	**5 041**	98 065
Decrease in Group's holding due to shares sold	**(105 753)**	–
Exchange losses on conversion	**(129 098)**	(101 798)
Equity accounted earnings of associate	**166 351**	285 627
Carrying amount at end of the year	**432 339**	495 798

	Effective group holding		Number of shares held		Market value	
	31 Dec 2003	31 Dec 2002	**31 Dec 2003**	31 Dec 2002	**31 Dec 2003**	31 Dec 2002
	%	%	**000**	000	**R000**	R000
Shareholding						
Randgold Resources	**36,86**	48,12	**10 785**	13 312	**1 986 970**	1 671 166

	2003 R000	2002 R000
Extracts from financial statements of associate		
Profit for the year	**373 333**	342 628
Assets	**1 492 314**	1 505 610
Liabiliites	**(319 336)**	(475 200)

000053

	Company 2003 R000	Company 2002 R000	Group 2003 R000	Group 2002 R000
12 OTHER LONG-TERM ASSETS				
Deferred stripping costs				
At beginning of the year	–	–	–	28 261
Additions during the period	–	–	–	27 581
Movement resulting from subsidiary becoming associate	–	–	–	(55 842)
	–	–	–	–
Other investments	–	–	–	159
Amounts receivable	**140 701**	–	**200 871**	–
Loan to JCI Gold Limited	**31 547**	–	**91 717**	–
Other loan receivable	**83 313**	–	**83 313**	–
Deferred payment of shares sold	**25 841**	–	**25 841**	–
	140 701	–	**200 871**	159

JCI Gold Limited has pledged R45 000 000 in the form of Western Areas Limited shares as security for the respective loan.

Security has been provided for the other loan receivable in the form of 104 million JCI Limited ordinary shares, fairly valued at R81,12 million on 31 December 2003.

Security has been provided for the deferred payment in the form of 660 000 Western Areas Limited ordinary shares, fairly valued at R27,39 million on 31 December 2003.

		Company		Group	
		2003	2002	**2003**	2002
		R000	R000	**R000**	R000
13	**ACCOUNTS PAYABLE AND ACCRUED LIABILITIES**				
	Trade payables	**438**	–	**438**	–
	Payroll and other compensation	**1 155**	730	**1 155**	730
	Other	**3 066**	2 596	**3 402**	16 702
	Related party payables	**1 741**	40 555	**1 741**	40 555
	ABSA loan	**–**	31 304	**–**	31 304
		6 400	75 185	**6 736**	89 291
	The related party payables are in respect of:				
	Randgold Resources	**1 741**	–	**1 741**	–
	Consolidated Mining Management Services Limited	**–**	32 235	**–**	32 235
	Western Areas Limited	**–**	8 320	**–**	8 320
		1 741	40 555	**1 741**	40 555
14	**PROVISION FOR POST-RETIREMENT BENEFITS**				
	Balance at beginning of the year	**52 000**	53 077	**52 000**	53 077
	Interest cost for the year	**4 940**	6 104	**4 940**	6 104
	Actuarial loss/(profit) recognised in the year	**5 494**	(3 944)	**5 494**	(3 944)
	Contributions paid during the year	**(3 764)**	(3 237)	**(3 764)**	(3 237)
	Balance at end of the year	**58 670**	52 000	**58 670**	52 000

Randgold & Exploration pays post-retirement medical benefits for certain retirees of the previously listed Rand Mines Group.

Randgold & Exploration has accrued in full for their post-retirement medical cost obligations on the latest calculations by independent actuaries, which include appropriate mortality tables and assuming long-term estimates of increases in medical costs and appropriate discount rates. The principal assumptions were a medical cost inflation of 8,5% (2002: 10%) and a valuation interest rate of 9,5% (2002: 11,5%).

	Company 2003 R000	Company 2002 R000	Group 2003 R000	Group 2002 R000
15 SHARE CAPITAL				
Authorised				
75 000 000 (2002: 75 000 000) ordinary shares of 1 cent each	**750**	750	**750**	750
Issued				
55 280 785 (2002: 43 696 256) ordinary shares of 1 cent each	**553**	437	**553**	437

The unissued ordinary shares (excluding shares reserved for the Share Option Scheme) are under the control of the directors until the forthcoming annual general meeting.

16 EMPLOYEE BENEFITS

Employee Share Option Scheme

Activities of the Employee Share Option Scheme are included in the Directors' Report. At 31 December 2003, in terms of the vesting period set out in the Employee Share Option Scheme, 203 422 (2002: 1 394 909) of the shares granted were exercisable.

Pension and provident funds

The Group contributes to several defined contribution provident funds. The provident funds are funded on the "money accumulative basis" with the members' and the Company contributions having been fixed in the constitutions of the funds.

All the Group employees are covered by the abovementioned retirement benefit plans. Fund contributions by the Company for the years ended 31 December 2003 amounted to R141 457 (2002: R3,6 million).

17 REDUCTION OF INTEREST IN RANDGOLD RESOURCES

As at 31 December 2003

The Group's investment in associate, Randgold Resources, decreased from 48,12% to 36,86% due to the sale of Randgold Resources shares (10,64%) and the issue of share options by Randgold Resources during the year. Details of the sale of shares are set out below.

	18 Jun 2003 R000	6 Aug 2003 R000	30 Sept 2003 R000	14 Oct 2003 R000	21 Oct 2003 R000	25 Nov 2003 R000	**Group 31 Dec 2003 R000 Total**
Net book value of investment in associate							
– before sale of shares	589 012	598 300	570 281	577 705	573 522	558 202	**3 467 022**
– after sale of shares	547 800	557 841	561 853	573 522	564 962	555 289	**3 361 267**
	41 212	40 459	8 428	4 183	8 560	2 913	**105 755**
Cash proceeds received on sale of shares	125 703	128 700	34 272	15 000	30 557	12 760	**346 992**
Dilution gain on reduction of investment in associate	84 491	88 241	25 844	10 817	21 997	9 847	**241 237**
Percentage decrease	4,75%	3,80%	0,70%	0,44%	0,69%	0,26%	**10,64%**

As at 31 December 2002:

At the time of Randgold Resources' listing on the Nasdaq Stock Market in July 2002, Randgold Resources issued 5 million shares. This resulted in the Group's portion of the total Randgold Resources' shareholding reducing from 59% to 48%. From July 2002, Randgold Resources was not consolidated as a subsidiary, but accounted for by the equity method as an associate company. The book value of the Group's share of the assets and liabilities at the time of the change in status was as follows:

	Group 31 Dec 2003 R000
Property, plant and equipment	793 079
Other long-term assets	50 258
Current assets	399 232
Long-term liabilities and minority interest	(1 028 665)
Net book value of interest in subsidiary/associate before share issue	213 904
Net book value of interest in associate	311 969
Cash proceeds received	–
Dilution gain on reduction of interest in subsidiary/associate	98 065
Currency translation differences: dilution of subsidiary/associate	28 328
Total gain on reduction of interest in subsidiary/associate	126 393
Cash proceeds received on reduction of interest in subsidiary/associate	–
Net cash decrease on subsidiary becoming associate	(92 821)
	(92 821)

18 ACQUISITIONS

Acquistion of interest in Viking Pony Properties 359 (Pty) Limited

On 28 July 2003, the Group acquired 100% of the share capital of Viking Pony. The acquired business contributed revenues of R1 885 370 and an operating loss of R9 556 604 to the Group for the period from 26 July 2003 to 31 December 2003.

Details of net assets acquired are as follows:	R000
Available-for-sale investments	241 450
Minority interest	(6 249)
Long-term liabilities	(246 301)
Fair value of net assets acquired	(11 100)
Total purchase consideration through the discharge of shares issued	(13 298)
Goodwill	(24 398)

Acquisition of interest in Free State Development and Investment Corporation Limited

On 22 December 2003, the Group acquired 55,1% of the share capital of FSD. Details of the net assets acquired are as follows:

	R000
Cash and cash equivalents	92
Receivables	23
Property, plant and equipment	24 315
Other long-term assets	60 170
Payables	(2 286)
Minority interest	(36 959)
Fair value of net assets acquired through the discharge of shares issued	(45 355)
Cash and cash equivalents in subsidiary acquired	(92)
	(45 447)

000058

	Company 2003 R000	Company 2002 R000	Group 2003 R000	Group 2002 R000
19 NOTES TO THE CASH FLOW STATEMENT				
19.1 CASH (UTILISED IN)/GENERATED BY OPERATIONS				
(Loss)/profit before taxation	**(68 370)**	(19 424)	**206 095**	423 892
Adjustments for:				
Share of pre-tax income from associate	**–**	–	**(166 351)**	(285 627)
Dividends and interest received	**(8 966)**	(2 247)	**(9 357)**	(3 766)
Interest expense	**23 024**	17 362	**6 447**	40 139
Transfer to deferred stripping	**–**	–	**–**	(27 581)
Unrealised foreign exchange differences	**–**	–	**132 067**	(96 636)
Depreciation and amortisation	**931**	61	**994**	42 009
Impairment of goodwill	**–**	–	**24 398**	–
Profit on disposal of portion of associate/subsidiary	**–**	–	**(241 429)**	–
Loss on sale of investments	**36 826**	62	**34 151**	1 493
Non-cash revenue items	**(474)**	(2 251)	**(352)**	(2 251)
Provision for post-retirement benefits	**6 670**	(1 077)	**6 670**	(1 077)
Net increase in provision for environmental rehabilitation	**–**	–	**–**	1 586
Operating (loss)/profit before working capital changes	**(10 359)**	(7 514)	**(6 667)**	92 181
(Decrease)/increase in inventories	**–**	–	**–**	(10 392)
Decrease/(increase) in accounts receivable	**2 279**	(432)	**2 776**	(4 165)
(Decrease)/increase in accounts payable and accrued liabilities (excluding short-term portion of long-term loans)	**3 074**	(1 575)	**(376)**	29 057
Cash (utilised in)/generated by operations	**(5 006)**	(9 521)	**(4 267)**	106 681
19.2 DIVIDENDS AND INTEREST RECEIVED				
Dividends and interest received per income statements	**8 966**	2 247	**9 357**	3 766
Non-cash dividends and interest received	**(1 159)**	–	**(1 159)**	(944)
Cash dividends and interest received	**7 807**	2 247	**8 198**	2 822
19.3 TAXATION PAID				
Amount outstanding at beginning of year	**–**	–	**10 702**	10 702
Income statement charge	**36 534**	–	**29 593**	–
Taxation acquired through business combinations	**–**	–	**1 904**	–
Amount outstanding at end of year	**(36 534)**	–	**(39 170)**	(10 702)*
	–	–	**3 029**	–

**Amount was included in the accounts payable balance in the 2002 financial year.*

20 FAIR VALUE AND RISKS OF FINANCIAL INSTRUMENTS

The Group's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group's financial instruments are set out in note 21.

Credit risk

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that transactions are entered into with counterparties with an appropriate credit history. An adequate level of provision is maintained.

Foreign exchange risk

In the normal course of business, the Group enters into transactions denominated in foreign currencies (primarily US$). The Group has a number of investments in foreign subsidiaries, whose net assets are exposed to currency translation risk. As a result, the Group is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates. The Group does not currently hedge its exposure to foreign currency.

Interest rate and liquidity risk

The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group has no significant interest-bearing liabilities. Fluctuations in interest rates impact on the value of income received from short-term cash investments and other long-term assets.

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close our market positions. In the ordinary course of business, the Group receives cash from its operations and is required to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimising risks. In addition, the Group has been able to actively source financing through public offerings of Randgold & Exploration's shares and the sale of investments.

21 FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table represents the carrying amounts and fair values of the Group's financial instruments outstanding. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

GROUP	Fair value 31 Dec 2003 R000	Fair value 31 Dec 2002 R000	Carrying amount 31 Dec 2003 R000	Carrying amount 31 Dec 2002 R000
Financial assets				
Cash and cash equivalents	**11 202**	22 003	**11 202**	22 003
Receivables	**3 466**	6 219	**3 466**	6 219
Investments	**431 209**	150 028	**431 209**	150 028
Other non-current assets	**200 871**	159	**200 871**	159
Financial liabilities				
Accounts payable	**6 736**	89 291	**6 736**	89 291

COMPANY	Fair value 31 Dec 2003 R000	Fair value 31 Dec 2002 R000	Carrying amount 31 Dec 2003 R000	Carrying amount 31 Dec 2002 R000
Financial assets				
Cash and cash equivalents	**7 880**	19 154	**7 880**	19 154
Receivables	**1 987**	4 266	**1 987**	4 266
Interest in subsidiaries	**119 017**	297 675	**119 017**	297 675
Investments	**310 900**	116 091	**310 900**	116 091
Other non-current assets	**140 701**	–	**140 701**	–
Financial liabilities				
Accounts payable	**6 400**	75 185	**6 400**	75 185

Estimation of fair values

Receivables, accounts payable, cash and cash equivalents

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

Investment and other non-current assets

The fair value of publicly traded instruments is based on quoted market prices. All other instruments have been based on directors' valuations.

22 GEOGRAPHICAL AND SEGMENTAL INFORMATION

The Group is primarily involved in gold mining and exploration activities including investments in mining companies. These activities are conducted and investments held inside and outside of South Africa. An analysis of the Group's business segments, excluding intergroup transactions, is set out below.

Geographical segments	**Non-South African**	**South African**		
Business segments	**Gold mining activities**	**Exploration activities**	**Investments and corporate activities**	**Total**
For the year ended 31 December 2003				
Profit for the year				
Gold sales	–	–	–	–
Total cash cost	–	–	–	–
Cash profit/(loss) for the year	–	–	–	–
Interest paid	–	(167)	(6 280)	(6 447)
Dividends and interest received	–	–	9 357	9 357
Depreciation and amortisation	–	(63)	(931)	(994)
Impairment of goodwill	–	–	(24 398)	(24 398)
Foreign exchange loss	(132 067)	–	–	(132 067)
Loss on sale of investments	–	–	(34 151)	(34 151)
Profit due to decrease in holding in associate/subsidiary	241 237	–	192	241 429
Exploration and corporate expenditure	(1 294)	(2 172)	(24 506)	(27 972)
Other income	–	3 481	11 506	14 987
Profit/(loss) before tax, equity income and minority interest	107 876	1 079	(69 211)	39 744
Equity income from associate	166 351	–	–	166 351
Minority interest	–	(261)	963	702
Taxation	–	(74)	(29 519)	(29 593)
Net profit/(loss) for the year	274 227	744	(97 767)	177 204
Capital expenditure	–	225	215	440
Assets	433 363	329	724 528	1 158 220
External liabilities	–	–	104 576	104 576

000062

22 GEOGRAPHICAL AND SEGMENTAL INFORMATION (continued)

Geographical segments	**Non-South African**	**South African**		
Business segments	**Gold mining activities**	**Exploration activities**	**Investments and corporate activities**	**Total**
For the year ended 31 December 2002				
Profit for the year				
Gold sales	404 064	–	–	404 064
Total cash cost	(143 315)	–	(11 284)	(154 599)
Cash profit/(loss) for the year	260 749	–	(11 284)	249 465
Interest paid	(22 777)	–	(17 362)	(40 139)
Dividends and interest received	810	–	2 956	3 766
Depreciation and amortisation	(41 947)	–	(62)	(42 009)
Loss on financial instruments	(13 034)	–	–	(13 034)
Loss on sale of investments	–	–	(1 493)	(1 493)
Exploration and corporate expenditure	(63 121)	–	–	(63 121)
Other (expenditure)/income	(19 877)	(1 141)	65 848	44 830
Profit/(loss) before tax, equity income and minority interest	100 803	(1 141)	38 603	138 265
Equity income from associate	285 627	–	–	285 627
Taxation and minority interest	(38 594)	–	–	(38 594)
Net profit/(loss) for the year	347 836	(1 141)	38 603	385 298
Capital expenditure	167 503	–	245	167 748
Assets	1 414 467	–	132 895	1 547 362
External liabilities	1 307 316	–	176 714	1 484 030

Interest in subsidiaries

for the year ended 31 December 2003

000063



	Issued share capital R000	Effective holding 31 Dec 2003 %	Effective holding 31 Dec 2002 %	Interest of company: Shares at cost 31 Dec 2003 R000	Shares at cost 31 Dec 2002 R000	Due to/(due by) subsidiaries 31 Dec 2003 R000	Due to/(due by) subsidiaries 31 Dec 2002 R000
Bentonite Nominees Limited	–	**100**	100	**–**	–	**(2 436)**	(2 436)
Continental Base Metal Mining Company (Pty) Limited	2	**100**	100	**2**	–	**(133)**	(133)
Corgroup (Neptune) Investments Limited	4	**100**	100	**4**	–	**(25)**	(25)
Doornrivier Minerals Limited	–	**100**	100	**46**	46	**(1 709)**	(1 709)
First Wesgold Mining (Pty) Limited	340	**100**	100	**21 080**	21 080	**68 370**	61 584
Free State Development and Investment Corporation Limited	30	**55,1**	–	**45 355**	–	**–**	–
Kabusha Mining and Finance (Pty) Limited	–	**75**	–	**–**	–	**–**	–
Minrico Limited	–	**74**	100	**–**	–	**81**	902
Pan African Exploration Syndicate (Pty) Limited	4	**100**	100	**4**	–	**–**	–
Rand Mines Lands Limited	–	**100**	100	**66**	66	**(39)**	260
Randgold Prospecting & Mineral Holdings Limited	–	**100**	100	**–**	–	**3 923**	3 773
Randgold Resources (Holdings) Limited (Incorporated in Jersey, Channel Islands)	–	**100**	100	**219 374**	219 374	**(367 930)**	(5 107)
Randgold Finance (BVI) Limited (Incorporated in the British Virgin Islands)	–	**100**	100	**–**	–	**–**	–
Versatex Trading 446 (Pty) Limited	–	**100**	–	**–**	–	**–**	–
Viking Pony Properties 359 (Pty) Limited	–	**100**	–	**13 300**	–	**119 684**	–
				299 231	240 566	**(180 214)**	57 109

Analysis of shareholding

at 31 December 2003

000064

Register date: 19 December 2003*

Issued share capital: 53 749 755 shares

Shareholder spread	No of shareholders	%	No of shares	%
1 – 1 000 shares	1 598	73,98	497 287	0,93
1 001 – 10 000 shares	407	18,84	1 365 124	2,54
10 001 – 100 000 shares	113	5,23	3 613 223	6,72
100 001 – 1 000 000 shares	33	1,53	8 247 650	15,34
1 000 001 shares and over	9	0,42	40 026 471	74,47
	2 160	**100,00**	**53 749 755**	**100,00**

Distribution of shareholders	No of shareholders	%	No of shares	%
Banks	117	5,42	25 755 033	47,92
Public companies	22	1,02	12 356 428	22,99
Mutual funds	38	1,76	5 884 407	10,95
Private companies	73	3,38	4 201 208	7,81
Individuals	1 590	73,61	3 302 006	6,14
Investment companies	13	0,60	573 229	1,07
Insurance companies	8	0,37	274 694	0,51
Pension funds	24	1,11	622 603	1,16
Medical aid scheme	1	0,05	100 000	0,19
Other corporations	49	2,27	177 075	0,33
Nominees and trusts	184	8,52	353 661	0,66
Close corporations	39	1,80	99 711	0,18
Endowment funds	2	0,09	49 700	0,09
	2 160	**100,00**	**53 749 755**	**100,00**

Public/non-public shareholders	No of shareholders	%	No of shares	%
Non-public shareholders	**10**	**0,46**	**32 427 027**	**60,33**
Directors' holdings	3	0,14	1 352 006	2,52
Associated holdings	4	0,19	4 201 644	7,82
Holdings more than 10%	2	0,09	26 873 377	50,00
Public shareholders	**2 151**	**99,58**	**21 322 728**	**39,67**
	2 160	**100,00**	**53 749 755**	**100,00**

Shareholders with an interest of 5% or more in shares	2003 %	2002 %
Bank of New York (ADR Programme)	**35,11**	33,71
JCI Limited	**23,5**	22,28
Allan Gray Funds	**7,87**	–
Equitant Trading (Pty) Limited	**6,40**	–

* The dematerialised share register closed on 19 December 2003 in terms of STRATE (the settlement and clearing system used by the JSE). On 22 December 2003, Randgold & Exploration issued 1 531 030 new ordinary shares in terms of the FSD Scheme of Arrangement to FSD shareholders, other than JCI Limited.



Notice to shareholders

000065

Notice is hereby given that the annual general meeting of Randgold & Exploration Company Limited, registration number 1992/005642/06, will be held in the Auditorium, Ground Floor, 28 Harrison Street, Johannesburg, on Thursday, 24 June 2004 at 10:00 for the following business:

Ordinary business

1 Ordinary resolution No 1

To receive and consider the audited financial statements for the year ended 31 December 2003.

2 Ordinary resolution No 2

To re-appoint PricewaterhouseCoopers Inc. as auditors of the Company.

3 Ordinary resolution No 3

To elect the following as directors, who are recommended by the board for election as director, whose appointment automatically ends on the day of the meeting in terms of the Articles of Association of the Company:

a Mr D Ashworth

b Mr RAR Kebble

c Mr RB Kebble

d Ms MB Madumise

e Mr GT Miller

f Mr LR Ncwana

g Mr AC Nissen

Special business

4 Ordinary resolution No 4

Placing the unissued ordinary shares under the control of the directors

RESOLVED: That all the unissued ordinary shares in the capital of the Company be placed under the control of the directors as a general authority in terms of sections 221 and 222 of the Companies Act, 1973 (Act 61 of 1973), as amended, who are hereby authorised to allot and issue shares in the capital of the Company to those persons and upon such terms and conditions as the directors in their sole discretion deem fit, subject to the provisions of the Companies Act, as amended, and the Listing Requirements of the JSE Securities Exchange South Africa ("the JSE").

5 Ordinary resolution No 5

Authority to issue shares for cash

RESOLVED: That subject to the passing of ordinary resolution No 4, and in terms of the Listings Requirements of the JSE, and subject to the directors of the Company be and are hereby authorised by way of a general authority to issue all of the authorised but unissued shares in the share capital of the Company for cash, as and when suitable opportunities arise, subject to the following limitations:

- that any issue will only be of a class of shares already in issue;
- that this authority is only valid until the Company's next annual general meeting provided it shall not extend beyond 15 months from the date it is obtained;
- that a press announcement giving full details, including the impact on net asset value and earnings per share, will be published at the time of any issue representing on a cumulative basis within one year, 5% or more of the number of shares of that class in issue prior to the issues;

Notice to shareholders

- that issues in the aggregate in terms of this authority will not exceed 15% of the number of shares in the Company's issued share capital in any one year;

- in determining the price at which an issue of shares will be made in terms of this authority the maximum discount permitted will be 10% of the weighted average traded price of the shares in question, as determined over the 30 days prior to either the date that the price is determined or agreed by the directors of the Company;

- that any such issue will only be made to public shareholders as defined by the JSE and not to related parties; and

- the approval of a 75% majority of the votes cast by shareholders present or represented by proxy at this annual general meeting are required for this ordinary resolution to become effective.

6 Ordinary resolution No 6
Authority to issue options to subscribe for shares
RESOLVED: That, subject to the passing of ordinary resolution No 4, and subject to the same limitations in ordinary resolution No 5, and the directors have the powers to issue options to subscribe for any shares of any class already in issue in the share capital of the Company, when directors consider it appropriate in the circumstances, provided that:

- if the discount to the market price at the time of exercise of the option is not known at the time of grant/issue of the option; or

- if it is known that the discount will exceed 10% of the 30 day weighted average traded price of the security at the date of exercise;

then the grant/issue will be subject to the Company providing shareholders with a fair and reasonable statement in terms of the Listings Requirements of the JSE.

7 Special resolution No 1
Increase of authorised share capital of the Company
RESOLVED: That the authorised share capital of the Company be and it is hereby increased from R750 000 divided into 75 000 000 ordinary shares of 1 cent each to R2 500 000 divided into 250 000 000 ordinary shares of 1 cent each, by the creation of 175 000 000 new ordinary shares of 1 cent each, which upon issue will rank pari passu with the existing ordinary shares of 1 cent each in the issued share capital of the Company, and that the Memorandum of Association of the Company be amended accordingly.

Reason and effect of special resolution No 1
The reason for special resolution No 1, if passed, is to increase the authorised share capital of the Company to take advantage of any business opportunities that may arise and to ensure that the Company complies with legislation such as the Mineral and Petroleum Resources Development Act 28 of 2002.

The effect of this resolution is that the authorised share capital is increased to R2 500 000 divided into 250 000 000 ordinary shares of 1 cent each.

8 Special resolution No 2
Repurchase by the Company of its ordinary shares
RESOLVED: That subject to the provisions of the Companies Act, 1973, as amended, the Listings Requirements of the JSE and the Articles of Association of the Company, the board of directors of the Company be authorised, up to and including the date of the following annual general meeting, to approve the repurchase by the Company or its subsidiaries of its own shares provided that:

- the general authority shall not extend beyond 15 months from the date of the passing of this resolution, and:

- the general authority to the repurchase by the Company shall not exceed the percentage of the Company's issued ordinary share capital permitted from time to time by the JSE for repurchase;



- the repurchase by the Company shall not be made at a price more than that permitted pursuant to the Listings Requirements of the JSE;

- the repurchase may not result in a subsidiary, together with all other subsidiaries of the Company, holding more than 10% of the entire issued share capital of the Company; and

- the repurchase will not take place within the prohibited periods provided by the Listings Requirements of the JSE from time to time.

Reason and effect of special resolution No 2
The reason for and effect of special resolution No 2 is to enable the board of directors, up to the earlier of the date of the next annual general meeting or 15 months from the date of passing of this resolution, to approve the repurchase by the Company of its shares subject to the limitations included in the resolution and provided that such repurchase is effected through the order book operated by the JSE trading system, without prior understanding or arrangement between the Company and the counter party, and that, after such repurchase, the Company will still comply with the shareholder spread requirements set out in the Listings Requirements of the JSE. For the purposes hereof, the Company may, at any point in time, only appoint one agent to effect repurchases on its behalf.

At present the JSE does not allow repurchases to be made at a price greater than 10% above the weighted average of the market value of the shares for the five business days immediately preceding the date on which the transaction is effected.

The directors of the Company are of the opinion that opportunities to repurchase the Company's shares, which could enhance the earnings per share and/or net asset value per share, may present themselves in the future. Accordingly, in order that the Company be placed in a position to be able to utilise the provisions of the Companies Act, 1973, as amended, it is proposed that the board of directors of the Company be authorised to authorise the Company, by way of general authority, to acquire the maximum shares permitted by the JSE, which is currently 20% in aggregate of the issued ordinary shares of the Company in a financial year.

The directors of the Company will not make repurchases under this general authority unless they are of the view at such time that, taking into account the maximum number of shares that could be repurchased:

- the Company would be in a position to repay their debts in the ordinary course of business for a period of 12 months after the date of the notice of this annual general meeting;

- the assets of the Company, fairly valued in accordance with generally accepted accounting practice, would be in excess of the liabilities of the Company for the next 12 months;

- the ordinary capital and reserves of the Company for the next 12 months will be adequate; and

- the working capital of the Company will be adequate for the next 12 months' operation.

The Company may not enter the market to proceed with the repurchase until the Company's sponsor has confirmed the adequacy of their working capital for the purpose of undertaking a repurchase of shares in writing to the JSE.

The directors, whose names are given on page 27 of the annual report, collectively and individually accept full responsibility for the accuracy of the information given and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the annual report contains all information required by Section 11.26 of the JSE Listings Requirements pertaining to this special resolution.

9 Special resolution No 3
Adoption of new Articles of Association
RESOLVED: That the new Articles of Association of the Company, copies of which have been tabled at this meeting and initialled by the Chairman of the

Notice to shareholders

meeting for purposes of identification, be and are hereby adopted as the Articles of Association of the Company.

Reason and effect of special resolution No 3
The reason for proposing this special resolution is to provide the Company with Articles of Association that are up to date and enable the Company to make use of certain dispensations and/or cause the Company to comply with certain changes to the Companies Act and the JSE Listings Requirements. The effect of this resolution is to substitute the existing Articles of Association of the Company in their entirety.

Voting and proxies
A member entitled to attend and vote at the annual general meeting is entitled to appoint one or more proxies to attend, speak and on a poll, vote in his/her stead. A proxy need not be a member of the Company. Duly completed forms of proxy must be deposited at the office of the South African transfer secretaries or at the office of the United Kingdom Registrars not later than Tuesday, 22 June 2004 at 10:00.

Shareholders who hold their shares in certificated form or are "own-name" dematerialised shareholders and who are unable to attend the annual general meeting which is to be held on Thursday, 24 June 2004 at 10:00 but wish to be represented thereat, must complete and return the form of proxy attached in accordance with the instructions contained therein to be received by the transfer secretaries by no later than 10:00 on Tuesday, 22 June 2004.

Other shareholders who hold their shares in dematerialised form through a Central Securities Depository Participant ("CSDP") or broker and who wish to vote by way of proxy at the annual general meeting, must provide their CSDP or broker with their voting instructions, in terms of the custody agreement entered into between such shareholders and their CSDP or broker. These instructions must be provided to the CSDP or broker by the cut-off time and date advised by the CSDP or broker for instructions of this nature. If, however, such shareholders wish to attend the annual general meeting in person, then they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and their CSDP or broker.

By order of the board

Consolidated Mining Management Services Limited

Secretaries

PBeale

per: **PB Beale**

Company Secretary

12 May 2004

Johannesburg

Transfer secretaries
Computershare Limited
70 Marshall Street
Johannesburg 2001
(PO Box 1053 Johannesburg 2000, South Africa)
Telephone +27 11 370 5000
Fax +27 11 834 2446

United Kingdom registrars
Capita Registrars
The Registry
34 Beckenham Road Beckenham
Kent BR3 4TU
Telephone +9 44 870 162 3100
Fax +9 44 20 8639 2342

Form of proxy

000069

RANDGOLD & EXPLORATION COMPANY LIMITED ("Randgold & Exploration" or "the Company")
(Incorporated in the Republic of South Africa) Registration number 1992/005642/06
Nasdaq trading symbol: RANGY *ISIN number:* ZAE 000008819 *Share code:* RNG

Only for use by shareholders of Randgold & Exploration in certificated or dematerialised "own-name" form.

Other dematerialised shareholders must inform their CSDP or broker of their intention to attend the annual general meeting to be held in the Auditorium, Ground Floor, 28 Harrison Street, Johannesburg, South Africa on Thursday, 24 June 2004, at 10:00, in order that the CSDP or broker may issue them with the necessary authorisation to attend, or provide the CSDP or broker of their voting instruction should they not wish to attend the meeting in person.

I/We ______________________________ of ______________________________
(Name in block letters please)

being a member of Randgold & Exploration and the holders of ____________________ ordinary shares

hereby appoint ______________________________

of ______________________________

or failing him/her ______________________________

of ______________________________

or failing him/her, the Chairman of the meeting as my/our proxy to vote for me/us and on my/our behalf at the annual general meeting of the Company to be held at 10:00 on Thursday, 24 June 2004 and at any adjournment thereof and to vote or abstain from voting as indicated on the resolutions to be considered at the said meeting:

(Please indicate with an "X" or tick in the appropriate space below how you wish your votes to be cast.)

	ORDINARY BUSINESS	Vote for	Vote against	Abstain
1	**Ordinary resolution No 1** Adoption of the audited annual financial statements for the year ended 31 December 2003			
2	**Ordinary resolution No 2** Re-appoint PricewaterhouseCoopers Inc. as auditors of the Company			
3	**Ordinary resolution No 3** Election of directors			
a	Mr D Ashworth			
b	Mr RAR Kebble			
c	Mr RB Kebble			
d	Ms MB Madumise			
e	Mr GT Miller			
f	Mr LR Ncwana			
g	Mr AC Nissen			
	SPECIAL BUSINESS			
4	**Ordinary resolution No 4** Placing the unissued ordinary shares under the control of the directors			
5	**Ordinary resolution No 5** Authority to issue shares for cash			
6	**Ordinary resolution No 6** Authority to issue options to subscribe for shares			
7	**Special resolution No 1** Increase of authorised share capital of the Company			
8	**Special resolution No 2** Repurchase by the Company of its ordinary shares			
9	**Special resolution No 3** Adoption of new Articles of Association			

Signed at ______________________________ on ______________________________ 2004

Name (in block letters) ______________________________ Signature(s) ______________________________

Assisted by ______________________________
(WHERE APPLICABLE) Full names of signatory if signing in a representative capacity. **Please use block letters.**

Notes to proxy

Instructions for signing and lodging this form of proxy

1 A form of proxy is only to be completed by those shareholders who are:

a) holding shares in certificated form; or
b) recorded on sub-register in dematerialised electronic form in "own name".

2 All other beneficial owners who have dematerialised their shares through a Central Securities Depository Participant ("CSDP") or broker and are unable to attend the annual general meeting, must provide the CSDP or broker with their voting instructions in terms of the relevant custody agreement entered into between them and the CSDP or broker. Those who wish to attend must obtain a letter of representation from their CSDP or broker.

3 A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alterations must be signed, not initialled.

4 The Chairman shall be entitled to decline to accept the authority of the signatory:

a) under the power of attorney; and
b) on behalf of a company;
unless the power of attorney or authority is deposited at the office of the Company's South African transfer secretaries, not less than 48 hours before the time appointed for the holding of the meeting, or the offices of the United Kingdom registrars not less than 48 hours before the time appointed for the holding of the meeting.

5 A shareholder may insert the name(s) of any person(s) whom the signatory wishes to appoint as his/her proxy in the blank spaces provided, with or without deleting "the Chairman of the annual general meeting", but any such deletion must be initialled by the shareholder concerned. The person whose name appears first on the form of proxy and who is present at the annual general meeting will be entitled to act as proxy to the exclusion of those whose name(s) follow.

6 When there are joint holders of shares and if more than one such joint holder be present or represented thereat, then the person whose name appears first in the register of such shares or his/her proxy, as the case may be, shall alone be entitled to vote in respect thereof.

7 The completion and lodging of this form will not preclude the signatory from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such signatory wish to do so.

8 If the signatory does not indicate in the appropriate place on the face hereof how he/she wishes to vote in respect of any resolutions, his/her proxy shall be entitled to vote as he/she deems fit in respect of that resolution.

9 The Chairman of the annual general meeting may reject or accept any form of proxy which is completed other than in accordance with these instructions, provided that he/she is satisfied as to the manner in which a member wishes to vote.

10 If the shareholding is not indicated on the form of proxy, the proxy will be deemed to be authorised to vote the total shareholding registered in the shareholder's name.

11 American Depository Receipt holders will receive a form of proxy generated by the Company's Depository Bank, The Bank of New York.

12 Forms of proxy must be received by the South African transfer secretaries, Computershare Limited, at 70 Marshall Street, Johannesburg, 2001 (PO Box 1053, Johannesburg, 2000), or by the United Kingdom registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, by not later than 10:00 on Tuesday, 22 June 2004.

Corporate directory

Randgold & Exploration Company Limited
Registration number 1992/005642/06
Nasdaq trading symbol: RANGY
ISIN number: ZAE000008819
Share code: RNG

Directors:
RAR Kebble (Non-executive Chairman)
RB Kebble (Chief Executive Officer)
HC Buitendag (Financial Director)
GT Miller (Executive Director)
D Ashworth (Non-executive Director) *
MB Madumise (Independent Non-executive Director)
LR Ncwana (Non-executive Director)
AC Nissen (Independent Non-executive Director)

* British

Secretaries and registered office
Consolidated Mining Management Services Limited
28 Harrison Street, Johannesburg, 2001
(PO Box 11165, Johannesburg, 2000)
Tel +27 11 688 5011
Fax +27 11 834 9195

South African transfer secretaries
Computershare Limited
70 Marshall Street, Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)
Tele +27 11 370 5000
Fax +27 11 834 2446

United States depositary
American Depositary Receipts
The Bank of New York
Shareholder Relations Department
101 Barclay Street, New York, NY 10286
Tel +91 212 815 3326
Fax +91 212 571 3050

United Kingdom secretaries
St. James's Corporate Services Limited
6 St. James's Place, London, SW1A 1NP
Tel +944 20 7499 3916
Fax +944 20 7491 1989

London committee members
PEC Dexter
MJ Grant

United Kingdom registrar and transfer agent
Capita Registrars
The Registry
34 Beckenham Road, Beckenham
Kent, BR3 4TU
Tel +944 870 162 3100
Fax +944 20 8639 2342

Auditors
PricewaterhouseCoopers Inc.
Chartered Accountants (SA)
Registered Accountants and Auditors
2 Eglin Road, Sunninghill 2157
(Private Bag X36, Sunninghill, 2157)
Tel +27 11 797 4000
Fax +27 11 797 5800

Legal counsel
Taback and Associates (Pty) Limited
1st Floor, 21 West Street, Houghton, 2198
(PO Box 3334, Houghton, 2041)

Sponsor
HSBC Investor Services (Africa) (Pty) Limited
HSBC Place, 6-9 Riviera Road, Houghton, 2198
(Private Bag X951, Houghton, 2041)
Tel +27 11 481 4434
Fax +27 11 646 8483

Principal bankers
Standard Bank of South Africa Limited

Investor relations
George Poole
28 Harrison Street, Johannesburg, 2001
(PO Box 11165, Johannesburg, 2000)
e-mail: gpoole@jci.co.za
Tel +27 11 688 5012
Fax +27 11 836-3757

Website
www.randgold.co.za

000072

Shareholders' diary

Financial year-end	31 December 2003
Annual general meeting	Thursday, 24 June 2004
Announcement of interim results	Friday, 13 August 2004

DISCLAIMER AND CERTAIN FORWARD-LOOKING STATEMENTS

Certain statements in this report contain forward-looking statements regarding Randgold & Exploration's operations, economic performance and financial position. This includes those concerning the economic outlook for the mining industry, expectations regarding commodity prices, the completion and commencement of commercial operations of certain of the Company's exploration and production investments, its liquidity, and capital resources and expenditure. Although the Company is of the opinion that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. Actual results could differ materially from those set out in the forward-looking statements. Among other factors, this could be as a result in changes in economic and market conditions, the success of business and operating initiatives, changes in regulatory environment and other government actions, fluctuations in commodity prices and exchange rates, and business and operational risk management.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

The United States Securities and Exchange Commission ("the SEC") permits mining companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this annual report, such as "resources" that the SEC guidelines strictly prohibit us from including in our filings with the SEC.

000073

www.randgold.co.za